UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, DC 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 OF THE
SECURITIES EXCHANGE ACT OF 1934

1 August 2023

Commission File Number:  001-10691

DIAGEO plc
(Translation of registrant’s name into English)

16 Great Marlborough Street, London, United Kingdom, W1F 7HS
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F   X                                                                  Form 40-F

Diageo PLC – Diageo delivers strong performance
Dated 01/08/2023

Diageo delivers strong performance while investing in sustainable long-term growth

Delivered strong net sales and operating profit growth within medium-term guidance

-
Reported net sales of £17.1 billion, increased 10.7%, primarily reflecting strong organic net sales growth, and favourable impacts from foreign exchange.

-
Organic net sales grew 6.5%. Price/mix of 7.3 percentage points reflects a high single-digit contribution from price and premiumisation.

-
Reported volume declined by 7.4%, and organic volume declined by 0.8%.

-
Growth reflects our advantaged portfolio of strong brands, diversified footprint, and premiumisation.

Resilient operating margin despite increased cost inflation

-
Reported operating profit grew 5.1% to £4.6 billion. Reported operating margin declined by 147bps, with organic margin expansion more than offset by exceptional operating items and foreign exchange.

-
Organic operating profit grew 7.0% and organic operating margin expanded by 15bps, driven by disciplined cost management. Price increases more than offset the absolute cost inflation impact on gross margin.

Advantaged portfolio and premiumisation drove market share growth

-
Growth in organic net sales was delivered across most categories, particularly in our three largest categories: scotch, tequila and beer.

-
Premium-plus brands comprised 63% of reported net sales, a 7 percentage point increase from fiscal 19.

-
Total trade market share grew or held in over 70%(1) of total net sales value in measured markets.

Optimisation of portfolio through acquisitions and disposals

-
Acquired Mr Black, a leading Australian premium coffee liqueur, Balcones Distilling, a Texas craft distiller and one of the leading producers of American single malt whiskey and Don Papa Rum, a super-premium, dark rum from the Philippines.

-
Completed the sale of Guinness Cameroun S.A., disposed of Archers and completed the disposal and franchising of a portfolio of brands in India.

Invested to sustain long-term growth

-
Increased organic marketing investment by 5.6%, reflecting strong, consistent investment in our brands.

-
Invested £1.2 billion of capital expenditure (capex) in supply capacity, sustainability, digital capabilities and consumer experiences.

Continued cash flow generation and strong balance sheet

-
Net cash flow from operating activities declined £0.9 billion to £3.0 billion.

-
Free cash flow of £1.8 billion, declined £1.0 billion as strong growth in operating profit and favourable foreign exchange impacts were more than offset by higher year-on-year working capital outflows, tax and interest payments, and capital investment. Increased working capital reflects normalisation of creditors relative to fiscal 22 as our growth rate moderated in fiscal 23.

-
Strong balance sheet, with leverage ratio(2) of 2.6x as at 30 June 2023, at the lower end of our target range, as a result of strong operating profit performance.

Continued progress in delivering Society 2030: Spirit of Progress ESG goals and doing business the right way

-
Continued to reduce our absolute Scope 1 and 2 greenhouse gas emissions, achieving a further 5.4% reduction versus fiscal 22 and a cumulative 14.7% improvement from our 2020 baseline.

-
SMASHED programme now live in 38 countries, and educated over 1.9 million young people, parents and teachers on the impact of underage drinking in fiscal 23, bringing the total to more than 3.7 million to date.

Continued creation of long-term shareholder value

-
Increased basic eps by 17.6% to 164.9 pence and pre-exceptional eps by 7.6% to 163.5 pence.

-
Increased recommended final dividend by 5% to 49.17 pence per share.

-
Annualised total shareholder return was -2%, mainly driven by lower year-on-year share price. Total shareholder return, for the 5-year and 10-year periods of 7% and 9% respectively, remains strong.

-
Completed a total of £1.4 billion return of capital in fiscal 23, which included £0.9 billion related to the completion of our £4.5 billion multi-year programme, and returned an additional £0.5 billion during the second half. Today we announced a new return of capital programme of up to $1 billion.

-
Starting in fiscal 24, in line with reporting requirements the functional currency of Diageo plc has changed from sterling to the US dollar. Diageo has also changed its presentation currency to US dollar.(3)

See page 48 for explanation and reconciliation of non-GAAP measures, including organic net sales, organic marketing investment, organic operating profit, free cash flow, eps before exceptionals, ROIC, adjusted net debt, adjusted EBITDA and tax rate before exceptional items.
(1)Internal estimates incorporating Nielsen, Association of Canadian Distillers, Dichter & Neira, Frontline, INTAGE, IRI, ISCAM, NABCA, Scentia, State Monopolies, TRAC, IPSOS and other third-party providers. All analysis of data has been applied with a tolerance of +/- 3 bps. Percentages represent percent of markets by total Diageo net sales contribution that have held or gained total trade share fiscal year to date. Measured markets indicate a market where we have purchased any market share data. Market share data may include beer, wine, spirits or other elements. Measured market net sales value sums to 87% of total Diageo net sales value in fiscal 23. Effective fiscal 23, market share now reflects total on and off trade.
(2)Ratio of adjusted net borrowings to adjusted EBITDA. For further details see page 57.
(3)For further details, please see pages 7-8 and 47.

Debra Crew, Chief Executive, said:

We have delivered strong fiscal 23 full-year results, with organic net sales growth of 6% and organic operating profit growth of 7%, both within our medium-term guidance. We expanded organic operating margin by 15 basis points in a challenging cost environment while continuing to invest in the business. These results demonstrate Diageo’s ability to consistently deliver resilient performance, even in challenging macro environments. I want to thank my colleagues, nearly 30,000 globally, for their dedication, creativity and agility in delivering these results. I am also proud of how our Diageo family has come together in recent weeks following the loss of our much loved and respected former CEO, Sir Ivan Menezes.

In fiscal 23, we drove double-digit organic net sales growth in scotch, tequila, and Guinness, with our premium-plus brands contributing 57% of overall organic net sales growth. We delivered strong growth in four of our five regions, with Europe and Asia Pacific growing double-digit. North America delivered stable performance as the US spirits industry continued to normalise post-pandemic, and we lapped strong comparators, particularly in the second half of fiscal 23. Globally, we gained or held share in over 70%(1) of total net sales value in our measured markets in fiscal 23.

Our culture of everyday efficiency and strong pipeline of productivity initiatives drove £450 million of savings in fiscal 23, fuelling sustained investment in brand building. Our revenue growth management capabilities, deep consumer insights, and smart reinvestment enabled us to take strategic pricing actions with precision and effectiveness. Through free cash flow delivery, we increased our capital expenditure, acquired a number of brands to strengthen our exposure to attractive categories and bolstered our investment in maturing stock in fiscal 23, positioning us well for sustainable, long-term growth.

Looking ahead to fiscal 24, I expect operating environment challenges to persist, with continued cost pressure and ongoing geopolitical and macroeconomic uncertainty. This requires us to move with greater speed and agility. My near term opportunities to drive the business focus on bolder and faster innovation, stepping up operational excellence to meet consumers' evolving tastes and preferences while driving scotch, tequila and Guinness.

Fiscal 24 marks the start of Diageo's next stage of evolution, and it is an incredible privilege to be leading the company through it. I believe total beverage alcohol (TBA) is an attractive sector underpinned by strong consumer fundamentals, including population growth, increased spirits penetration, and resilience in premiumisation globally. I see a long runway of future growth opportunities for Diageo to go after with our winning strategy. And, I firmly believe we have an advantaged portfolio to capitalise on, to drive sustainable long-term growth and generate value for shareholders. I am excited to work with our teams around the world to capture the opportunities ahead.

Financial performance
Volume (equivalent units)			Operating profit			Earnings per share (eps)
EU243.4m			£4,632m			164.9p
(F22: EU 263.0m)			(F22: £4,409m)			(F22: 140.2p)
Reported movement	(7)%	↓	Reported movement	5%	↑	Reported movement	18%	↑
Organic movement(2)	(1)%	↓	Organic movement(2)	7%	↑	Eps before exceptional items(2)	8%	↑

Net sales			Net cash from operating activities			Total recommended dividend per share(3)
£17,113m			£3,024m			80.00p
(F22: £15,452m)			(F22: £3,935m)			(F22: 76.18p)
Reported movement	11%	↑	F23 free cash flow(2) £1,800m			Increase	5%	↑
Organic movement(2)	6%	↑	F22 free cash flow(2) £2,783m

(1)Internal estimates incorporating Nielsen, Association of Canadian Distillers, Dichter & Neira, Frontline, INTAGE, IRI, ISCAM, NABCA, Scentia, State Monopolies, TRAC, IPSOS and other third-party providers. All analysis of data has been applied with a tolerance of +/- 3 bps. Percentages represent percent of markets by total Diageo net sales contribution that have held or gained total trade (on and off trade) share fiscal year to date. Measured markets indicate a market where we have purchased any market share data. Market share data may include beer, wine, spirits or other elements. Measured market net sales value sums to 87% of total Diageo net sales value in fiscal 23. Effective fiscal 23, market share now reflects total on and off trade.
(2)See page 48 for explanation and reconciliation of non-GAAP measures.
(3)Includes recommended final dividend of 49.17p.

Key financial information

For the year ended 30 June 2023

Summary financial information
	P12	2023	2022	Organic growth %	Reported growth %
Volume	EUm	243.4	263.0	(1)	(7)
Net sales	£ million	17,113	15,452	6	11
Marketing	£ million	3,051	2,721	6	12
Operating profit before exceptional items	£ million	5,254	4,797	7	10
Exceptional operating items(1)	£ million	(622)	(388)
Operating profit	£ million	4,632	4,409		5
Share of associate and joint venture profit after tax	£ million	370	417		(11)
Non-operating exceptional items(1)	£ million	328	(17)
Net finance charges	£ million	(594)	(422)
Exceptional taxation credit(1)	£ million	186	31
Tax rate including exceptional items	%	20.5	23.9		(14)
Tax rate before exceptional items	%	23.0	22.5		2
Profit attributable to parent company’s shareholders	£ million	3,734	3,249		15
Basic earnings per share	pence	164.9	140.2		18
Basic earnings per share before exceptional items	pence	163.5	151.9		8
Recommended full year dividend	pence	80.00	76.18		5
(1)For further details on exceptional items see pages 22 and 34-35.

Reported growth by region
	Volume		Net sales		Marketing		Operating profit before exceptional items		Operating profit
	%	EUm	%	£ million	%	£ million	%	£ million	%	£ million
North America	(4)	(2.4)	11	663	13	160	10	235	6	139
Europe	—	0.1	11	357	10	58	9	88	26	226
Asia Pacific	(14)	(13.4)	11	316	11	56	27	194	(8)	(38)
Latin America and Caribbean	(3)	(0.9)	18	274	22	53	23	123	23	123
Africa	(8)	(3.0)	1	17	(2)	(4)	(30)	(95)	(44)	(139)
Corporate	—	—	63	34	58	7	(37)	(88)	(37)	(88)
Diageo	(7)	(19.6)	11	1,661	12	330	10	457	5	223

Organic growth by region
	Volume		Net sales		Marketing		Operating profit before exceptional items
	%	EUm	%	£ million	%	£ million	%	£ million
North America	(5)	(2.5)	—	11	2	22	(2)	(57)
Europe	—	0.1	11	347	7	42	11	103
Asia Pacific	5	3.9	13	353	9	46	29	200
Latin America and Caribbean	(3)	(0.9)	9	142	14	34	12	62
Africa	(7)	(2.4)	5	83	2	4	12	37
Corporate	—	—	61	33	36	4	(9)	(24)
Diageo	(1)	(1.8)	6	969	6	152	7	321

Fiscal 19 to fiscal 23 growth
	Reported net sales growth %(1)	Net sales growth on a constant basis %(1)	Organic volume CAGR %(2)	Organic net sales CAGR %(2)
North America	52	41	2	9
Europe	21	30	3	7
Asia Pacific	19	24	1	6
Latin America and Caribbean	59	62	4	15
Africa	6	30	2	8
Corporate	66	62	—	14
Diageo	33	35	2	8

See page 48 for explanation and reconciliation of non-GAAP measures

(1)For further details on fiscal 19 to fiscal 23 growth on a constant basis see pages 49-52.

(2)Fiscal 19 to fiscal 23 CAGR indicative. Calculated by applying each year’s individual organic growth rates.

Net sales (£ million)

Reported net sales grew 10.7%
Organic net sales grew 6.5%
Reported net sales grew 10.7%, driven by strong organic growth and favourable foreign exchange impacts.

Organic net sales growth of 6.5% reflects 7.3 percentage points of positive price/mix and a decline in organic volume of 0.8%. Four out of five regions delivered growth, despite lapping strong double-digit growth at the group level in fiscal 22. Price/mix was driven by price increases and premiumisation.

Net sales	£ million
2022	15,452
Exchange(1)	702
Acquisitions and disposals	(114)
Hyperinflation(2)	104
Volume	(114)
Price/mix	1,083
2023	17,113

(1)Exchange rate movements reflect the adjustment to recalculate the reported results as if they had been generated at the prior period weighted average exchange rates.
(2)See pages 36 and 49-52 for details of hyperinflation adjustment.

Operating profit (£ million)

Reported operating profit grew 5.1%, mainly driven by growth in organic operating profit and positive impacts from exchange rate movements. These favourable items were largely offset by the negative impact of exceptional operating items, primarily non-cash impairments related to India and the supply chain agility programme.

Organic operating profit grew 7.0%, ahead of organic net sales growth, driven by growth across all regions except North America.

Operating profit	£ million
2022	4,409
Exceptional operating items(1)	(234)
Exchange	122
Acquisitions and disposals	(61)
FVR(2)	53
Hyperinflation(3)	22
Organic movement	321
2023	4,632
(1)For further details on exceptional operating items see pages 22 and 34-35.
(2)Fair value remeasurements. For further details see page 22.
(3)See pages 36 and 49-52 for details of hyperinflation adjustment.

Operating margin (%)

Reported operating margin declined by 147bps
Organic operating margin expanded by 15bps
Reported operating margin declined by 147bps, with organic operating margin expansion more than offset by exceptional operating items, negative impact of foreign exchange, acquisitions, disposals and other items.

Organic operating margin expanded by 15bps, reflecting disciplined cost management despite inflation. Strong operating margin expansion in Asia Pacific, Africa and Latin America and Caribbean was partially offset by declines in North America and Europe.

Organic gross margin declined by 97bps, primarily driven by cost pressures. Price increases more than offset the absolute impact of cost inflation.

Operating margin	ppt
2022(1)	28.5
Exceptional operating items(2)	(1.12)
Exchange	(0.58)
Acquisitions and disposals	(0.15)
Other(3)	0.23
Gross margin	(0.97)
Marketing	0.14
Other operating items	0.98
2023(1)	27.1

(1)Operating margin in waterfall is rounded to nearest decimal place.
(2)For further details on exceptional operating items see pages 22 and 34-35.
(3)Fair value remeasurements and hyperinflation adjustment. For further details on fair value remeasurements see page 22. See pages 36 and 49-52 for details of hyperinflation adjustment.

Basic earnings per share (pence)

Basic eps increased 17.6% from 140.2 pence to 164.9 pence
Basic eps before exceptional items(1) increased 7.6% from 151.9 pence to 163.5 pence
Basic eps increased 24.7 pence, mainly driven by organic operating profit growth and exceptional items, partially offset by increased finance charges and higher tax.

Basic eps before exceptional items increased 11.6 pence.

(
Basic earnings per share	pence
2022	140.2
Exceptional items after tax(2)	13.1
Exchange on operating profit	5.3
Acquisitions and disposals(3)	(1.7)
Organic operating profit	13.8
Associates and joint ventures	(2.0)
Finance charges(4)	(5.5)
Tax(5)	(4.3)
Share buyback(3)	2.0
Non-controlling interests	0.8
FVR(6)	2.3
Hyperinflation (operating profit)(7)	0.9
2023	164.9

(1)See page 48 for explanation of the calculation and use of non-GAAP measures.
(2)For further details on exceptional items see pages 22 and 34-35.
(3)Includes finance charges net of tax.
(4)Excludes finance charges related to acquisitions, disposals, share buybacks and includes finance charges related to hyperinflation adjustments.
(5)Excludes tax related to acquisitions, disposals and share buybacks.
(6)Fair value remeasurements. For further details see page 22.
(7)Operating profit hyperinflation adjustment movement was £12 million compared to fiscal 22 (F23 – £22 million; F22 – £10 million).

Net cash from operating activities and free cash flow (£ million)

Generated £3,024 million net cash from operating activities(1) and £1,800 million free cash flow
Net cash from operating activities was £3,024 million, a decrease of £911 million compared to fiscal 22. Free cash flow declined by £983 million to £1,800 million.

Free cash flow declined as strong growth in operating profit and favourable foreign exchange impacts were more than offset by higher year-on-year working capital outflows, tax payments, interest paid and capital investment.

The higher year-on-year working capital outflow was primarily driven by normalisation of creditors relative to fiscal 22 as our growth rate moderated in fiscal 23.

The additional tax payments were the result of increased profit impacting tax instalments and higher balancing payments. The increase in interest paid reflects the higher interest rate environment globally

Free cash flow	£ million
F22 Net cash from operating activities	3,935
F22 Capex and movements in loans and other investments	(1,152)
F22 Free cash flow	2,783
Exchange(2)	122
Operating profit(3)	384
Working capital(4)	(996)
Capex	(87)
Tax	(252)
Interest	(226)
Other(5)	72
F23 Free cash flow	1,800
F23 Capex and movements in loans and other investments	1,224
F23 Net cash from operating activities	3,024

(1)Net cash from operating activities excludes net capex (2023 – £(1,167) million; 2022 – £(1,080) million) and movements in loans and other investments.

(2)Exchange on operating profit before exceptional items.
(3)Operating profit excludes exchange, depreciation and amortisation, post employment charges of £36 million and other non-cash items.
(4)Working capital movement includes maturing inventory.
(5)Other items include dividends received from associates and joint ventures, movements in loans and other investments and post employment payments.

Return on average invested capital (%)(1)

ROIC decreased 50bps
ROIC decreased 50bps, mainly driven by increased capex, maturing stock investment and continued portfolio optimisation through acquisitions and disposals. The decline was partially offset by higher organic operating profit growth, net of higher tax.

Return on average invested capital	ppt
2022	16.8
Exchange	0.01
Acquisitions and disposals	(0.39)
Organic operating profit	1.32
Associates and joint ventures	(0.33)
Tax	(0.46)
Other	(0.65)
2023	16.3
(1)ROIC calculation excludes exceptional operating items from operating profit. For further details on ROIC see page 56.

Fiscal 23 to fiscal 25 medium-term guidance

Organic net sales and organic operating profit
We believe in the fundamental strength of our business and expect our advantaged portfolio to benefit from international spirits continuing to gain share of TBA, premiumisation, and continued investment in marketing and innovation. Our portfolio is well-positioned across categories, geographies and price points. We will use our deep understanding of consumers to quickly adapt to changes in trends and behaviours while investing in marketing and innovation and leveraging our revenue growth management capabilities, including strategic pricing actions.

We continue to expect to deliver our medium-term guidance of consistent organic net sales growth in the range of 5% to 7% and sustainable organic operating profit growth in the range of 6% to 9%.

Fiscal 24 outlook

Organic net sales growth
In fiscal 23, strong net sales growth in the first half was followed by moderation in the second half. In the first half of fiscal 24, despite a tougher comparator, we expect gradual improvement from the second half of fiscal 23. We expect our organic net sales growth to accelerate in the second half of fiscal 24, given the softer comparator.

Organic operating profit growth
In a challenging, albeit moderating, inflationary environment, we will continue to focus on revenue growth management, including strategic pricing actions and everyday efficiency. We continue to expect organic operating margin to benefit from premiumisation trends and operating leverage while investing strongly in marketing. In line with organic net sales growth, we expect organic operating profit growth in fiscal 24 to improve from the second half of fiscal 23 and accelerate gradually through fiscal 24.

Taxation

We expect the tax rate before exceptional items to be in the region of 24% in fiscal 24.

Effective interest rate
We expect the effective interest rate to be just above 4% in fiscal 24.

Supply Chain Agility Programme
In July 2022, we announced our five-year programme to build a more agile and sustainable business by strengthening our end-to-end supply chain and making it fit for the future while driving productivity savings. The total implementation cost is expected to be up to $650 million (£500 million) which will comprise non-cash items and one-off expenses, the majority of which are expected to be recognised as exceptional operating items. The programme commenced in fiscal 23, and an exceptional charge was accounted for primarily relating to accelerated depreciation of assets and impairment of property, plant, and equipment directly attributable to the programme in North America and in India. Please see page 34 for details.

We expect the savings delivered from the supply chain agility programme to be incremental to our ongoing annual gross productivity savings (expected to be around $1.5 billion (£1.2 billion) in the period from fiscal 22 to fiscal 24). The programme is expected to have a five-year payback period, with most savings delivered in fiscal 25 and beyond.

Capital expenditure and free cash flow

In fiscal 24, we continue to expect capital expenditure for the full year to be in the range of $1.3-1.5 billion (£1.0-1.2 billion). We expect these levels of spend to continue in the coming years, but then decline again to historic levels as a percentage of net sales starting in fiscal 27. We expect cash flow to grow organically in fiscal 24 while we continue to invest in maturing stock to support long-term sustainable growth.

Functional/presentation currency

Starting 1 July 2023, in line with reporting requirements the functional currency of Diageo plc has changed from sterling to US dollar which is applied prospectively. This is because the group's share of net sales and expenses in the United States and other countries whose currencies correlate closely with the US dollar has been increasing over the years, and that trend is expected to continue in line with the group's strategic focus. Diageo has also decided to change its presentation currency to US dollar with effect from 1 July 2023, applied retrospectively, as it believes that this change will provide better alignment of the reporting of performance with its business exposures.

Commencing with the interim dividend to be declared in January 2024 (subject to approval of changes to the Articles of Association to be proposed at the 2023 Annual General Meeting), Diageo's future dividends will be declared in US dollar and remain in line with the group's existing progressive dividend policy. Holders of ordinary shares will continue to receive their dividends in sterling but will have the option to elect to receive their dividends in US dollar instead. Holders of American Depositary Receipts (ADR) will continue to receive dividends in US dollar.

Selected historical financial information included in the consolidated financial statements of Diageo for the years ended 30 June 2023, 30 June 2022 and 30 June 2021, and for the six months ended 31 December 2022 and 31 December 2021 (collectively the 'Re-presented Financial Information') will be re-presented in US dollar and made available on Diageo's Investor Relations website in advance of the company's first half fiscal 24 results announcement.

Notes to the business and financial review

Unless otherwise stated:

-
movements in results are for the year ended 30 June 2023 compared to the year ended 30 June 2022;
-
commentary below refers to organic movements unless stated as reported;
-
volume is in millions of equivalent units (EUm);
-
net sales are sales after deducting excise duties;
-
percentage movements are organic movements unless stated as reported;
-
growth is organic net sales movement unless states otherwise; and
-
share refers to value share, except for India which is volume share.

See page 48 for explanation of the calculation and use of non-GAAP measures.

Business review

North America

●
Reported net sales grew 11%, primarily driven by a favourable foreign exchange impact from the strengthening US dollar.

●
Organic net sales were flat as growth in Canada and Diageo Beer Company USA (DBC USA) were offset by a decline in US Spirits.

●
Strong price/mix growth was offset by a decline in volume, while the region held share of TBA.

●
US Spirits net sales declined 1%, lapping strong double-digit growth impacted by distributor stock replenishment and increased inventories of imported products in fiscal 22. Depletion growth was approximately two percentage points ahead of shipment growth in fiscal 23, with some variation across brands. Overall inventory levels at distributors at the end of fiscal 23 were in line with historical levels.

●
DBC USA net sales grew 1% reflecting strong growth in Guinness, partially offset by a decline in Smirnoff flavoured malt beverages.

●
Organic operating margin declined by 101bps, primarily driven by cost inflation and an adverse category mix. Strategic price increases and productivity savings more than offset the absolute impact of cost inflation.

●
Marketing investment grew 2% as we continue to invest and support growth across key categories.

Market highlights - US Spirits:

●
Tequila net sales grew 15%, and drove significant share gains in both the spirits industry and tequila category. Casamigos net sales grew 14% driven by strong price/mix and volume growth, and the launch of Casamigos Cristalino. Don Julio net sales grew 13%, primarily driven by aged variants and the launch of ultra-premium Don Julio Rosado Reposado. Both Casamigos and Don Julio shipments grew ahead of depletions as supply availability enabled distributors to increase inventory to more optimal levels.

●
Crown Royal whisky net sales declined 10%, lapping inventory replenishment in fiscal 22 when the brand recovered from supply constraints. Crown Royal gained double-digit share of the Canadian whisky category, and depletions grew ahead of shipments in fiscal 23.

●
Vodka net sales declined 7%, primarily due to Cîroc, partially offset by growth in Smirnoff. Smirnoff growth of 4% was driven by core and flavoured variants. Ketel One net sales were flat, reflecting growth in the core variant offset by a decline in Ketel One Botanicals. Cîroc net sales declined 32% as consumers shifted into other spirits categories.

●
Johnnie Walker net sales declined 13%. Johnnie Walker gained share of the scotch category driven by Johnnie Walker Black Label and Johnnie Walker Blue Label, and depletions grew ahead of shipments.

●
Rum net sales declined 1%, primarily due to Captain Morgan, which declined 2%. Zacapa grew 13% driven by super-premium and luxury variants.

●
Bulleit whiskey net sales declined 6%, lapping inventory replenishment in fiscal 22 when the brand recovered from supply constraints. Bulleit whiskey gained both spirits industry and US whiskey category share, and depletions grew double-digit.

●
Buchanan's net sales grew 10%, primarily driven by the launch of Buchanan's Pineapple, an innovation that gained spirits industry share. Buchanan's scotch declined 4%, but gained both spirits industry and scotch category share, and depletions grew ahead of shipments.

●
Single Malts net sales grew 25%, primarily driven by ultra-premium Lagavulin 16YO and luxury innovation Lagavulin 11YO Charred Oak Cask.

●
Spirit-based ready to drink (RTD) net sales declined 44% primarily due to lapping the launch of Crown Royal RTD in fiscal 22 and Loyal 9 underperformance in certain US states.

Key financials (£ million):
	2022	Exchange	Acquisitions and disposals	Organic movement	Other(1)	2023	Reported movement%
Net sales	6,095	632	20	11	—	6,758	11
Marketing	1,200	122	15	22	1	1,360	13
Operating profit before exceptional items	2,454	249	(12)	(57)	55	2,689	10
Exceptional operating items(2)	(1)					(97)
Operating profit	2,453					2,592	6

Markets and categories:					Global giants, local stars and reserve(5):
	Organic volume movement	Reported volume movement	Organic net sales movement	Reported net sales movement		Organic volume movement(6)	Organic net sales movement	Reported net sales movement
	%	%	%	%		%	%	%
North America(3)	(5)	(4)	—	11	Crown Royal	(12)	(10)	—
					Don Julio	8	13	25
US Spirits(3)	(6)	(6)	(1)	10	Casamigos(7)	6	13	26
DBC USA(4)	(3)	(3)	1	12	Johnnie Walker	(5)	(10)	(1)
Canada	(2)	(2)	4	8	Smirnoff	(1)	4	14
					Captain Morgan	(5)	(1)	9
Spirits(3)	(5)	(4)	—	11	Ketel One	(3)	—	11
Beer	(2)	(2)	2	12	Guinness	4	9	20
Ready to drink	(11)	(11)	(16)	(10)	Baileys	(4)	1	11
					Bulleit whiskey(8)	(8)	(6)	4
					Buchanan's	—	9	21

North America contributed	North America organic net sales were flat in fiscal 23
39% of Diageo reported net sales in fiscal 23

(1)Fair value remeasurements. For further details see page 22.
(2)For further details on exceptional operating items see pages 22 and 34-35.
(3)Reported volume movement has been impacted by acquisitions and/or disposals. For further details see pages 50-53.
(4)Certain spirits-based ready to drink products in certain states are distributed through DBC USA and those net sales are captured within DBC USA.
(5)Spirits brands excluding ready to drink and non-alcoholic variants.
(6)Organic equals reported volume movement.
(7)Casamigos trademark includes both tequila and mezcal.
(8)Bulleit whiskey excludes Bulleit Crafted Cocktails.

Europe

●
Reported net sales grew 11%, driven by organic growth and the hyperinflation adjustment(1) related to Turkey, partially offset by an unfavourable impact from foreign exchange.

●
Organic net sales grew 11%, driven by double-digit growth across most markets. Growth was mainly driven by price/mix, while holding volume.

●
Price/mix was primarily driven by strong price increases across all markets, and supported by positive mix in beer and scotch.

●
Spirits net sales grew 10%, driven by growth in scotch, vodka, tequila. Johnnie Walker grew 29% driven by Northern Europe, Southern Europe and Travel Retail.

●
Beer net sales grew 18%, driven by price increases and volume growth. Guinness net sales grew 20% and gained share in the on-trade in Great Britain and Ireland.

●
Organic operating margin declined by 13bps, primarily driven by cost inflation, partially offset by price increases, improved category mix and productivity savings.

●
Marketing investment grew 7%, with focused investment in Tanqueray, Johnnie Walker, Baileys and Guinness.

Market highlights:

●
Great Britain net sales grew 7%, mostly driven by strong performance in Guinness with strong market share gains. Spirits net sales growth was driven by tequila, vodka and RTDs, partially offset by gin.

●
Northern Europe net sales grew 11%. Growth was primarily driven by scotch with strong double-digit growth in Johnnie Walker, and strong growth in vodka and tequila. Spirits gained market share.

●
Southern Europe net sales grew 12%, led by strong performance in scotch, in addition to tequila and gin. Growth reflected continued recovery in the on-trade and increased tourism, alongside market share gains in spirits.

●
Ireland net sales grew 16%, primarily driven by growth in Guinness reflecting share gains in a recovering on- trade.

●
Eastern Europe net sales declined 3%, due to the suspension of exports to and sales in Russia as announced in March 2022 and the winding down of its operations announced in June 2022. In the rest of the market, spirits grew double-digit and gained market share primarily driven by Johnnie Walker.

●
Turkey net sales grew 38%, with volume growth of 9%. Growth was driven by price increases in response to inflation and higher excise duties. Growth was broad-based, led by scotch, vodka and raki.

Key financials (£ million):
	2022	Exchange	Acquisitions and disposals	Organic movement	Other(2)	Hyperinflation(1)	2023	Reported movement %
Net sales	3,212	(85)	(9)	347	—	104	3,569	11
Marketing	577	3	2	42	—	11	635	10
Operating profit before exceptional items	1,017	5	(31)	103	(11)	22	1,105	9
Exceptional operating items(3)	(146)						(8)
Operating profit	871						1,097	26

(1)See pages 36 and 49-52 for details of hyperinflation adjustment.
(2)Fair value remeasurements. For further details see page 22.
(3)Exceptional items are in respect of Diageo’s decision, announced on 28 June 2022, to wind down its operations in Russia. For further details on exceptional operating items see pages 22 and 34-35.

Markets and categories:					Global giants and local stars(2):
	Organic volume movement	Reported volume movement	Organic net sales movement	Reported net sales movement		Organicvolumemovement(3)	Organic net sales movement	Reported net sales movement
	%	%	%	%		%	%	%
Europe(1)	—	—	11	11	Guinness	6	20	21
					Johnnie Walker	18	29	25
Great Britain(1)	(8)	(8)	7	6	Baileys	(3)	(1)	1
Southern Europe(1)	4	5	12	13	Smirnoff	(1)	14	16
Northern Europe(1)	8	6	11	12	Captain Morgan	—	9	10
Ireland(1)	3	3	16	18	Tanqueray	—	6	7
Eastern Europe(1)	(15)	(15)	(3)	—	J&B	(7)	(1)	2
Turkey(1)	9	9	38	10	Yenì Raki	—	7	(10)

Spirits(1)	—	—	10	10
Beer	5	5	18	20
Ready to drink(1)	(2)	(2)	10	12

Europe contributed	Europe organic net sales grew
21% of Diageo reported net sales in fiscal 23	11% in fiscal 23

(1)Reported volume movement has been impacted by acquisitions and/or disposals. For further details see pages 48, 50, and 53.
(2)Spirits brands excluding ready to drink and non-alcoholic variants.
(3)Organic equals reported volume movement, except for Tanqueray and J&B, which had reported volume movement of 1% and (6)% respectively.

Asia Pacific

●
Reported net sales grew 11%, primarily reflecting strong organic growth and a favourable impact from foreign exchange.

●
Organic net sales grew 13%. All markets grew, except Greater China, with strong double-digit growth in India, South East Asia, Travel Retail Asia and Middle East and North Asia.

●
Price/mix of 7% was led by strong price increases across all markets. Positive mix was driven by strength in premium-plus scotch in most markets. Volume grew 8% in premium-plus price tiers.

●
Spirits net sales grew 14%, primarily driven by double-digit growth in scotch, the region’s largest category. IMFL whisky(1) also contributed to growth, partially offset by a decline in Chinese white spirits.

●
Organic operating margin expanded by 363bps as the benefits from the continued recovery of Travel Retail, price increases and operational efficiencies more than offset the impact of cost inflation.

●
Marketing investment grew 9%, with focused investment in scotch in South East Asia, India, and Greater China.

Market highlights:

●
India net sales grew 17%, driven by strong consumer demand and continued premiumisation. IMFL whisky and scotch delivered double-digit growth. Scotch growth was driven by Black Dog, Johnnie Walker Black Label and Black & White.

●
Greater China net sales declined 4%. Strong performance in scotch was more than offset by a decline in Chinese white spirits which continued to be impacted by Covid-19 restrictions, especially in the on-trade. Scotch grew 13%, driven primarily by Taiwan, with strong performance in the super-premium-plus segment led by Johnnie Walker and The Singleton.

●
Australia net sales grew 2%, primarily driven by price increases. Growth was led by rum, tequila and beer.

●
South East Asia net sales grew 33%, benefitting from a strong recovery following the easing of Covid-19 restrictions and strong growth in the super-premium-plus segment. Scotch grew 31%, mostly driven by Johnnie Walker premium variants, and single malts, primarily The Singleton and Mortlach.

●
North Asia (Korea and Japan) net sales grew 15%, benefitting from the recovery of the on-trade. Growth was primarily driven by double-digit growth in Windsor and Johnnie Walker premium-plus variants led by Johnnie Walker Blue Label and Johnnie Walker Black Label.

●
Travel Retail Asia and Middle East net sales grew 67% primarily driven by Johnnie Walker premium-plus variants, led by Johnnie Walker Blue Label and Johnnie Walker Black Label.

Key financials (£ million):
	2022	Exchange	Acquisitions and disposals	Organic movement	2023	Reported movement %
Net sales	2,884	65	(102)	353	3,200	11
Marketing	490	10	—	46	546	11
Operating profit before exceptional items	711	15	(21)	200	905	27
Exceptional operating items(2)	(241)				(473)
Operating profit	470				432	(8)

(1)Indian-Made Foreign Liquor (IMFL) whisky.
(2)For further details on exceptional operating items see pages 22 and 34-35.

Markets and categories:					Global giants, local stars and reserve(2):
	Organic volume movement	Reported volume movement	Organic net sales movement	Reported net sales movement		Organicvolumemovement(3)	Organic net sales movement	Reported net sales movement
	%	%	%	%		%	%	%
Asia Pacific(1)	5	(14)	13	11	Johnnie Walker	13	29	30
					Shui Jing Fang(4)	(15)	(14)	(12)
India(1)	6	(18)	17	7	McDowell's	(1)	4	7
Greater China	(2)	(2)	(4)	(1)	Guinness	4	10	13
Australia	(10)	(10)	2	5	The Singleton	26	26	31
South East Asia(1)	20	20	33	36	Smirnoff	8	15	19
North Asia	6	6	15	14	Windsor	29	41	42
Travel Retail Asia and Middle East	38	38	67	65	Black & White	28	36	39

Spirits(1)(2)	6	(15)	14	11
Beer	5	5	10	12
Ready to drink	(8)	(8)	1	4

Asia Pacific contributed	Asia Pacific organic net sales grew
19% of Diageo reported net sales in fiscal 23	13% in fiscal 23

(1)Reported volume movement has been impacted by acquisitions and/or disposals. For further details see pages 50-53.
(2)Spirits brands excluding ready to drink and non-alcoholic variants.
(3)Organic equals reported volume movement.
(4)Growth figures represent total Chinese white spirits of which Shui Jing Fang is the principal brand.

Latin America and Caribbean

●
Reported net sales grew 18%, reflecting organic growth and a favourable impact from foreign exchange, mainly due to a strengthening of the Mexican peso and Brazilian real.

●
Organic net sales grew 9%, with most markets delivering growth, despite lapping strong double-digit growth in fiscal 22. Growth was broad-based across price tiers, except for value, which declined as a result of our premiumisation strategy. Strong price/mix was partially offset by a 3% decline in volume, primarily in the value price tier. Double-digit sales growth in the first half of fiscal 23 was followed by inventory normalisation in the second half.

●
Price/mix was driven by strong price increases across all markets, and positive mix supported by the strength in premium-plus scotch in most markets.

●
Spirits net sales grew 11%, primarily led by double-digit growth in scotch, particularly Johnnie Walker Black Label, Johnnie Walker Red Label and Old Parr. Growth was also driven by strong double-digit growth in Don Julio and Smirnoff.

●
Organic operating margin expanded by 72bps. The positive impact of price increases, premiumisation, leverage on operating costs and one-off tax benefits more than offset the increases in marketing investment and cost inflation.

●
Marketing investment grew 14%, ahead of organic net sales growth, with increased investment in most markets.

Market highlights:

●
Brazil net sales grew 8%, led by double-digit growth in Johnnie Walker and Old Parr. Growth was driven by price increases and higher marketing investment, leading to market share growth.

●
Mexico net sales grew 9%, primarily driven by scotch and tequila. Scotch growth was led by Johnnie Walker Red Label and Johnnie Walker Black Label, driven by price increases. Tequila growth was driven by price increases, the lapping of aged liquid supply constraints in fiscal 22 and increased marketing investment.

●
Central America and Caribbean (CCA) net sales grew 14%, mainly driven by scotch and tequila. Growth was driven by price increases, premiumisation and continuing momentum in the on-trade. Scotch growth was mostly driven by Johnnie Walker Black Label and Buchanan's, supported by increased marketing investment. Tequila growth was driven by Don Julio 1942.

●
South LAC (Argentina, Bolivia, Chile, Ecuador, Paraguay, Peru and Uruguay) net sales grew 21%, primarily driven by scotch, vodka and gin. Growth was driven by price increases and premiumisation, partially offset by a decline in volume.

●
Andean (Colombia and Venezuela) net sales declined 7%, due to an adverse macroeconomic environment in Colombia. Strong price increases and premiumisation were more than offset by a decline in volume.

Key financials (£ million):
	2022	Exchange	Acquisitions and disposals	Organic movement	Other (1)	2023	Reported movement %
Net sales	1,525	129	3	142	—	1,799	18
Marketing	243	18	1	34	—	296	22
Operating profit	538	52	—	62	9	661	23

(1)Fair value remeasurements. For further details see page 22.

Markets and categories:					Global giants, local stars and reserve(3):
	Organic volume movement	Reported volume movement	Organic net sales movement	Reported net sales movement		Organicvolumemovement(4)	Organic net sales movement	Reported net sales movement
	%	%	%	%		%	%	%
Latin America and Caribbean(1)					Johnnie Walker	4	16	23
	(3)	(3)	9	18	Buchanan’s	(5)	6	11
					Don Julio	6	22	40
Brazil(2)	(1)	3	8	29	Old Parr	10	20	26
Mexico(1)	(4)	(3)	9	30	Smirnoff	3	18	24
CCA	1	1	14	21	Black & White	(7)	13	26
South LAC(2)	(3)	(11)	21	—	Tanqueray	—	—	5
Andean(1)	(24)	(24)	(7)	(13)	Baileys	(18)	(5)	1

Spirits(1)	(3)	(3)	11	19
Beer	9	9	16	25
Ready to drink	(13)	(13)	(7)	—

Latin America and Caribbean contributed	Latin America and Caribbean organic net sales grew
11% of Diageo reported net sales in fiscal 23	9% in fiscal 23

(1)Reported volume movement has been impacted by acquisitions and/or disposals. For further details see pages 50-53.
(2)From 1 July 2022 Uruguay and Paraguay domestic channels moved on a management basis from PUB (Paraguay, Uruguay and Brazil) to PEBAC (Peru, Ecuador, Bolivia, Argentina and Chile) and the new cluster has been called South LAC. This reflects how management reviews performance.
(3)Spirits brands excluding ready to drink and non-alcoholic variants.
(4)Organic equals reported volume movement.

Africa

●
Reported net sales grew 1%, primarily driven by organic growth and disposals, mostly offset by an unfavourable impact from foreign exchange.

●
Organic net sales grew 5%, with growth across all markets, except East Africa. Growth was driven by price increases, partially offset by a decline in volume.

●
Price/mix of 12% was driven by price increases across all markets and positive mix. Volume declines were primarily in the value and standard price tiers.

●
Spirits net sales grew 8%, driven by growth in international spirits particularly Johnnie Walker Black Label, and Orijin.

●
Beer net sales grew 3%, with strong growth in Africa Regional Markets and Nigeria, partially offset by a decline in East Africa. Growth was primarily driven by Malta Guinness and Guinness, which grew 22% and 7% respectively.

●
Organic operating margin expanded by 126bps, primarily driven by price increases, productivity savings, positive category mix and lapping prior year one-off costs. These impacts were partially offset by cost inflation.

●
Marketing investment grew 2%, focused on supporting spirits premiumisation and Guinness.

Market highlights:

●
East Africa net sales declined 2%. Growth in spirits was more than offset by a volume decline in beer following price and duty increases. Spirits growth was primarily driven by scotch, particularly Johnnie Walker.

●
Africa Regional Markets net sales grew 22% led by growth in beer, primarily driven by Malta Guinness supported by price increases. Spirits growth was primarily driven by Johnnie Walker Black Label.

●
Nigeria net sales grew 11%. Growth was led by Guinness and Orijin.

●
South Africa net sales grew 1%, primarily driven by growth in tequila and rum, which offset declines in vodka and gin. Super-premium-plus brands grew strongly at 38%.

Key financials (£ million):
	2022	Exchange	Acquisitions and disposals	Organic movement	2023	Reported movement %
Net sales	1,682	(40)	(26)	83	1,699	1
Marketing	199	(3)	(5)	4	195	(2)
Operating profit before exceptional items	315	(141)	9	37	220	(30)
Exceptional operating items(1)	—				(44)
Operating profit	315				176	(44)

(1)For further details on exceptional operating items see pages 22 and 34-35.

Markets and categories:					Global giants and local stars(2):
	Organic volume movement	Reported volume movement	Organic net sales movement	Reported net sales movement		Organicvolumemovement(3)	Organic net sales movement	Reported net sales movement
	%	%	%	%		%	%	%
Africa(1)	(7)	(8)	5	1	Guinness	(8)	7	1
					Johnnie Walker	5	11	8
East Africa	(7)	(7)	(2)	—	Smirnoff	(23)	(6)	(9)
Nigeria	(4)	(4)	11	12
Africa Regional Markets(1)	(1)	(9)	22	(5)	Other beer:
South Africa	(18)	(18)	1	(3)
					Malta Guinness	(7)	22	2
Spirits(1)	(2)	(2)	8	7	Senator	(17)	(4)	(4)
Beer(1)	(13)	(14)	3	(3)	Tusker	(8)	(5)	(4)
Ready to drink(1)	—	(4)	11	5	Serengeti	(7)	(1)	8

Africa contributed	Africa organic net sales grew
10% of Diageo reported net sales in fiscal 23	5% in fiscal 23

(1)Reported volume movement has been impacted by acquisitions and/or disposals. For further details see pages 50-53.
(2)Spirits brands excluding ready to drink and non-alcoholic variants.
(3)Organic equals reported volume movement, except for Guinness and Malta Guinness, which had reported volume movement of (9)% and (9)% respectively.

Category and brand review

●
Spirits net sales grew 6%, with flat volume. Growth was across most categories, including double-digit performance in scotch, tequila and IMFL whisky.

●
Scotch net sales grew 12%, with 2% volume growth. Growth was led by Johnnie Walker, with strong growth of 15%, and scotch malts also grew strongly at 16%.

-
Johnnie Walker Black Label grew 16%, with particularly strong growth in Asia Pacific, where it grew 30%.

-
Johnnie Walker Blue Label grew 3%, supported by the return of Travel Retail.

-
Johnnie Walker Red Label grew 16%, with double-digit growth in all regions except Africa.

-
Scotch malts grew 16%, primarily driven by strong double-digit growth in Asia Pacific and North America.

●
Tequila net sales grew 19%, reflecting strong performance of Don Julio and Casamigos which grew 20% and 16% respectively, driven by North America.

●
Vodka net sales grew 1% with a volume decline of 3%. Declines in North America and Africa were offset by double-digit growth across all other regions.

●
Rum net sales grew 2% driven by Captain Morgan growth across all regions except North America. Rum volume declined 7%.

●
Liqueurs net sales declined 1%, driven by Godiva.

●
Beer net sales grew 9%, with growth in all regions driven by strong performance from Guinness in Great Britain, Ireland, North America and Africa.

●
Ready to drink net sales were flat, with growth in Europe and Africa offset by a decline in North America.

Key categories

	Organicvolumemovement(1)%	Organic net sales movement %	Reported net sales movement %	Reported net sales by category %
Spirits(2)	—	6	12	79
Scotch	2	12	16	25
Tequila	10	19	32	12
Vodka(3)(4)	(3)	1	7	9
Canadian whisky(5)	(10)	(9)	—	6
Rum(4)	(7)	2	9	5
Liqueurs	(4)	(1)	3	5
Gin(4)	—	5	8	5
IMFL whisky(5)	8	15	—	4
Chinese white spirits(5)	(15)	(14)	(12)	3
US whiskey(5)	(8)	(4)	7	2
Beer	(7)	9	9	15
Ready to drink	(6)	—	3	4
(1)Organic equals reported volume movement except for spirits (7)%, tequila 11%, vodka (4)%, gin (1)%, IMFL whisky (20)%, US whiskey (7)%, beer (8)% and ready to drink (7)%.
(2)Spirits brands excluding ready to drink and non-alcoholic variants.
(3)Vodka includes Ketel One Botanical.
(4)Vodka, rum and gin include IMFL variants.
(5)See pages 9-10 for details of Canadian whisky, US whiskey and pages 13-14 for details of IMFL whisky and Chinese white spirits.

Global giants, local stars and reserve(1):

	Organicvolumemovement(2)%	Organic net sales movement %	Reported net sales movement %
Global giants
Johnnie Walker	9	15	19
Guinness	1	16	17
Smirnoff	(2)	8	14
Baileys	(5)	—	5
Captain Morgan	(2)	5	11
Tanqueray	(4)	1	6
Local stars
Crown Royal	(12)	(10)	—
Buchanan’s	(3)	7	15
McDowell's	(1)	4	6
Shui Jing Fang(3)	(15)	(14)	(12)
Old Parr	9	18	24
Black & White	2	20	28
J&B	(9)	(3)	—
Yenì Raki	—	8	(10)
Windsor	29	41	42
Bundaberg	—	18	21
Ypióca	(9)	7	21
Reserve
Don Julio	11	20	32
Casamigos(4)	7	15	27
Scotch malts	3	16	19
Ketel One(5)	(3)	1	11
Bulleit whiskey(6)	(9)	(6)	4
Cîroc vodka	(23)	(23)	(17)

(1)Brands excluding ready to drink, non-alcoholic variants and beer except Guinness.
(2)Organic equals reported volume movement except for Guinness 0% and McDowell's (2)%.
(3)Growth figures represent total Chinese white spirits of which Shui Jing Fang is the principal brand.
(4)Casamigos trademark includes both tequila and mezcal.
(5)Ketel One includes Ketel One vodka and Ketel One Botanical.
(6)Bulleit whiskey excludes Bulleit Crafted Cocktails.

Global giants
39% of Diageo’s reported net sales and grew 10%.

Local stars
18% of Diageo’s reported net sales and declined 2%.

Reserve
29% of Diageo’s reported net sales and grew 7%.

Additional financial information

Year ended 30 June 2023

Summary income statement

	2022	Exchange (a)	Acquisitions and disposals (b)	Organic movement(1)	Fair value remeasurement (d)	Hyperinflation(1)	2023
	£ million	£ million	£ million	£ million	£ million	£ million	£ million
Sales	22,448	588	(683)	1,091	—	71	23,515
Excise duties	(6,996)	114	569	(122)	—	33	(6,402)
Net sales	15,452	702	(114)	969	—	104	17,113
Cost of sales	(5,973)	(363)	84	(522)	5	(63)	(6,832)
Gross profit	9,479	339	(30)	447	5	41	10,281
Marketing	(2,721)	(151)	(15)	(152)	(1)	(11)	(3,051)
Other operating items	(1,961)	(66)	(16)	26	49	(8)	(1,976)
Operating profit before exceptional items	4,797	122	(61)	321	53	22	5,254
Exceptional operating items (c)	(388)						(622)
Operating profit	4,409						4,632
Non-operating items (c)	(17)						328
Net finance charges	(422)						(594)
Share of after tax results of associates and joint ventures	417						370
Profit before taxation	4,387						4,736
Taxation (e)	(1,049)						(970)
Profit for the year	3,338						3,766
(1) For the definition of organic movement and hyperinflation see pages 48-49.

 (a) Exchange
The impact of movements in exchange rates on reported figures for operating profit was principally in respect of the favourable exchange impact of the strengthening of the US dollar and Mexican peso against the sterling, partially offset by the weakening of the Nigerian naira, Ghanaian cedi and the Turkish lira.

The effect of movements in exchange rates and other movements on profit before exceptional items and taxation for the year ended 30 June 2023 is set out in the table below.

Gains/(losses)
£ million
Translation impact	246
Transaction impact	(124)
Operating profit before exceptional items	122
Net finance charges – translation impact	(32)
Net finance charges – transaction impact	6
Net finance charges	(26)
Associates – translation impact	8
Profit before exceptional items and taxation	104

	Year ended 30 June 2023	Year ended 30 June 2022
Exchange rates
Translation £1 =	$1.20	$1.33
Transaction £1 =	$1.30	$1.29
Translation £1 =	€1.15	€1.18
Transaction £1 =	€1.16	€1.15

 (b) Acquisitions and disposals
The acquisitions and disposals movement in the year ended 30 June 2023 was primarily attributable to the disposal of the United Spirits Limited (USL) Popular brands and Guinness Cameroun S.A.

See pages 23, 41, 43 and 48-53 for further details.

 (c) Exceptional items
In the year ended 30 June 2023, exceptional operating items were a loss of £622 million (2022 – a loss of £388 million), mainly due to charges related to brand impairment (£498 million) and the supply chain agility programme (£100 million).

In the year ended 30 June 2023, exceptional non-operating items were a gain of £328 million (2022 – a loss of £17 million), mainly driven by the gain in relation to the sale of Guinness Cameroun S.A. (£310 million).

See pages 34-35 for further details.

 (d) Fair value remeasurement

The adjustments to marketing and other operating expenses were the elimination of fair value changes to contingent consideration liabilities and earn out arrangements in respect of prior year acquisitions of £113 million gain for the year ended 30 June 2023 and £65 million gain for the year ended 30 June 2022.

 (e) Taxation
The reported tax rate for the year ended 30 June 2023 was 20.5% compared with 23.9% for the year ended 30 June 2022.

Included in the tax charge of £970 million in the year ended 30 June 2023 is a net exceptional tax credit of £186 million, including an exceptional tax credit of £124 million in respect of brand impairments, mainly the McDowell's brand, a tax credit of £57 million in respect of the deductibility of fees paid to Diageo plc for guaranteeing externally issued debt of its US group entities, a tax credit of £23 million in respect of the supply chain agility programme, partly offset by a tax charge of £42 million in respect of the sale of Guinness Cameroun S.A.

The reported tax charge for the year ended 30 June 2022 included an exceptional tax credit of £31 million, comprising exceptional tax credits of £35 million and £20 million on the impairment of the McDowell's and Bell's brands respectively, partly offset by an exceptional tax charge of £23 million in respect of the gain on the sale of the Picon brand and a further tax charge of £3 million in respect of winding down operations in Russia.

The tax rate before exceptional items for the year ended 30 June 2023 was 23.0% compared with 22.5% for the year ended 30 June 2022.

We expect the tax rate before exceptional items for the year ending 30 June 2024 to be in the region of 24%.

 (f) Dividend

The group aims to increase the dividend each year. The decision in respect of the dividend is made with reference to the dividend cover as well as current performance trends, including sales and profit after tax together with cash generation. Diageo targets dividend cover (the ratio of basic earnings per share before exceptional items to dividend per share) within the range of 1.8-2.2 times. For the year ended 30 June 2023, dividend cover is 2.0 times. The recommended final dividend for the year ended 30 June 2023, to be put to the shareholders for approval at the Annual General Meeting is 49.17 pence, an increase of 5% on the prior year final dividend. This would bring the full year dividend to 80.00 pence per share, an increase of 5% on the prior year. The group will keep future returns of capital, including dividends, under review through the year ending 30 June 2024 to ensure Diageo’s capital is allocated in the best way to maximize value for the business and its stakeholders.

Subject to approval by shareholders, the final dividend will be paid to holders of ordinary shares and US ADRs on the register as of 25 August 2023. The ex-dividend date both for the holders of the ordinary shares and for US ADR holders is 24 August 2023. The final dividend, once approved by shareholders, will be paid to shareholders on 12 October 2023 and payment to US ADR holders will be made on 17 October 2023. A dividend reinvestment plan is available to holders of ordinary shares in respect of the final dividend and the plan notice date is 22 September 2023.

 (g) Return of capital
Diageo completed a total of £1.4 billion return of capital for the year ended 30 June 2023, which included £0.9 billion related to the successful completion of Diageo’s previous share buyback programme in which £4.5 billion of capital was returned to shareholders, and returned an additional £0.5 billion of capital to shareholders which was announced as a new share buyback programme on 16 February 2023 and completed on 2 June 2023.

In the year ended 30 June 2023, the company purchased 37.8 million ordinary shares (2022 – 61.2 million) at a cost of £1,381 million (including transaction costs of £13 million) (2022 – £2,284 million including transaction costs of £16 million). All shares purchased under the share buyback programme were cancelled.

Movements in net borrowings and equity

Movements in net borrowings

	2023	2022
	£ million	£ million
Net borrowings at the beginning of the year	(14,137)	(12,109)
Free cash flow (1)	1,800	2,783
Acquisitions (2)	(342)	(206)
Investment in associates (2)	(93)	(65)
Sale of businesses and brands (3)	462	82
Share buyback programme (4)	(1,381)	(2,284)
Net sale of own shares for share schemes (5)	29	18
Purchase of treasury shares in respect of subsidiaries	—	(15)
Dividends paid to non-controlling interests	(97)	(81)
Net movements in bonds (6)	889	742
Purchase of shares of non-controlling interests (7)	(146)	—
Net movements in other borrowings (8)	59	79
Equity dividend paid	(1,761)	(1,718)
Net decrease in cash and cash equivalents	(581)	(665)
Net increase in bonds and other borrowings	(950)	(825)
Exchange differences (9)	159	(334)
Other non-cash items (10)	(32)	(204)
Net borrowings at the end of the year	(15,541)	(14,137)

(1) See page 54 for the analysis of free cash flow.

(2) In the year ended 30 June 2023, acquisitions included upfront payments of €246 million (£218 million) for Kanlaon Limited and Chat Noir Co. Inc. (the owner of Don Papa Rum) and $102 million (£89 million) for Balcones Distilling.

In the year ended 30 June 2022, acquisitions included the final earn-out payment in respect of the Casamigos acquisition amounting to $113 million (£83 million) and upfront payment of £62 million for 21Seeds.

In the years ended 30 June 2023 and 2022, investment in associates included additional investments in a number of Distill Ventures associates.

(3) In the year ended 30 June 2023, sale of businesses and brands included the disposal of Guinness Cameroun S.A. beer business for a net cash consideration, net of disposal costs, of £354 million and the disposal of the Popular brands of Diageo’s USL business, for a cash consideration, net of disposal costs, of £83 million.

In the year ended 30 June 2022, sale of businesses and brands included the cash received on the disposal of Picon brand, net of transaction costs.

(4) See page 22 for details of Diageo's return of capital programmes.

(5) Net sale of own shares comprised receipts from employees on the exercise of share options of £51 million (2022 – £32 million) less purchase of own shares for the future settlement of obligations under the employee share option schemes of £22 million (2022 – £14 million).

(6) In the year ended 30 June 2023, the group issued bonds of $2,000 million (£1,788 million – net of discount and fee) and €500 million (£441 million – net of discount and fee), and repaid bonds of $1,650 million (£1,340 million). In the year ended 30 June 2022, the group issued bonds of €1,650 million (£1,371 million - net of discount and fee) and £892 million (including £8 million discount and fee), and repaid bonds of €900 million (£769 million) and $1,000 million (£752 million).

(7) On 24 March 2023, Diageo completed the purchase of an additional 14.97% of the share capital of East African Breweries PLC (EABL). This increased Diageo's controlling shareholding position in EABL from 50.03% to 65.00%.

(8) In the year ended 30 June 2023, the net movements in other borrowings principally arose from the increase in commercial paper, collateral and bank loan balances offset by cash outflows of foreign currency swaps and forwards and repayment of lease liabilities. In the year ended 30 June 2022, the net movements in other borrowings principally arose from cash movements of foreign currency swaps and forwards partially offset by the repayment of lease liabilities.

(9) In the year ended 30 June 2023, exchange gains arising on net borrowings of £159 million were primarily driven by favourable exchange movements on US dollar and euro denominated borrowings and unfavourable exchange movements on cash and cash equivalents, foreign currency swaps and forwards. In the year ended 30 June 2022, exchange losses arising on net borrowings of £334 million were primarily driven by adverse exchange movements on US dollar denominated borrowings, partially offset by favourable movement on euro denominated borrowings, cash and cash equivalents, foreign currency swaps and forwards.

(10) In the year ended 30 June 2023, other non-cash items were principally in respect of additional leases entered into during the year partially offset by fair value movements of interest rate hedging instruments. In the year ended 30 June 2022, other non-cash items were principally in respect of additional leases entered into during the year.

Movements in equity

	2023	2022
	£ million	£ million
Equity at the beginning of the year	9,514	8,431
Adjustment to 2021 closing equity in respect of hyperinflation in Turkey (1)	—	251
Adjusted equity at the beginning of the year	9,514	8,682
Profit for the year	3,766	3,338
Exchange adjustments (2)	(686)	799
Remeasurement of post employment benefit plans net of taxation	(469)	497
Purchase of shares of non-controlling interests (3)	(146)	—
Hyperinflation adjustments net of taxation (1)	143	291
Associates' transactions with non-controlling interests	(7)	—
Dividend to non-controlling interests	(97)	(72)
Equity dividend paid	(1,762)	(1,718)
Share buyback programme (4)	(1,273)	(2,310)
Other reserve movements	309	7
Equity at the end of the year	9,292	9,514

(1) See page 36-37 for details of hyperinflation adjustments.

(2) Exchange movements in the year ended 30 June 2023 primarily arose from exchange loss driven by the Turkish lira, the Indian rupee and the Chinese yuan, partially offset by gains in Mexican peso and US dollar. Exchange movements in the year ended 30 June 2022 primarily arose from exchange gains driven by the US dollar and the Indian rupee, partially offset by Turkish lira.

(3) On 24 March 2023, Diageo completed the purchase of an additional 14.97% of the share capital of East African Breweries PLC (EABL). This increased Diageo's controlling shareholding position in EABL from 50.03% to 65.00%.

(4) See page 22 for details of Diageo's return of capital programmes.

Post employment benefit plans

The net surplus of the group’s post employment benefit plans decreased by £564 million from £1,151 million at 30 June 2022 to £587 million at 30 June 2023. The decrease in net surplus was predominantly attributable to the unfavourable change in the market value of assets held by the post employment benefit plans in the UK which was partially offset by the favourable change in the discount rate assumptions in the UK due to the increase in returns from ‘AA’ rated corporate bonds used to calculate the discount rates on the liabilities of the post employment benefit plans (from 3.8% to 5.2%). The net operating profit charge before exceptional items increased by £36 million from £39 million for the year ended 30 June 2022 to £75 million for the year ended 30 June 2023.

During the year ended 30 June 2023, following a remeasurement of the Diageo Lifestyle Plan, Diageo made a £16 million one-off deficit contribution to satisfy minimum funding requirement.

Total cash contributions by the group to all post employment benefit plans in the year ending 30 June 2024 are estimated to be approximately £75 million ($95 million).

 Condensed consolidated income statement

		Year ended 30 June 2023	Year ended 30 June 2022
	Notes	£ million	£ million
Sales	2	23,515	22,448
Excise duties		(6,402)	(6,996)
Net sales	2	17,113	15,452
Cost of sales		(6,899)	(5,973)
Gross profit		10,214	9,479
Marketing		(3,051)	(2,721)
Other operating items		(2,531)	(2,349)
Operating profit	2	4,632	4,409
Non-operating items	3	328	(17)
Finance income	4	340	497
Finance charges	4	(934)	(919)
Share of after tax results of associates and joint ventures		370	417
Profit before taxation		4,736	4,387
Taxation	5	(970)	(1,049)
Profit for the year		3,766	3,338

Attributable to:
Equity shareholders of the parent company		3,734	3,249
Non-controlling interests		32	89
		3,766	3,338

Weighted average number of shares		million	million
Shares in issue excluding own shares		2,264	2,318
Dilutive potential ordinary shares		7	7
		2,271	2,325

		pence	pence
Basic earnings per share		164.9	140.2
Diluted earnings per share		164.4	139.7

Condensed consolidated statement of comprehensive income

	Year ended30 June 2023	Year ended30 June 2022
	£ million	£ million
Other comprehensive income
Items that will not be recycled subsequently to the income statement
Net remeasurement of post employment benefit plans
Group	(643)	616
Associates and joint ventures	13	5
Non-controlling interests	—	(1)
Tax on post employment benefit plans	161	(123)
Changes in the fair value of equity investments at fair value through other comprehensive income	(4)	(12)
	(473)	485
Items that may be recycled subsequently to the income statement
Exchange differences on translation of foreign operations
Group	(876)	1,128
Associates and joint ventures	(59)	60
Non-controlling interests	(148)	171
Net investment hedges	416	(623)
Exchange (gain)/loss recycled to the income statement
On disposal of foreign operations	(18)	63
On step acquisitions	(1)	—
Tax on exchange differences - group	(2)	(6)
Effective portion of changes in fair value of cash flow hedges
Hedge of foreign currency debt of the group	6	233
Transaction exposure hedging of the group	273	(172)
Hedges by associates and joint ventures	24	(15)
Commodity price risk hedging of the group	(56)	78
Recycled to income statement - hedge of foreign currency debt of the group	54	(239)
Recycled to income statement - transaction exposure hedging of the group	(13)	42
Recycled to income statement - commodity price risk hedging of the group	(33)	(46)
Tax on effective portion of changes in fair value of cash flow hedges	(39)	32
Hyperinflation adjustments	182	365
Tax on hyperinflation adjustments	(39)	(74)
	(329)	997
Other comprehensive (loss)/income, net of tax, for the year	(802)	1,482
Profit for the year	3,766	3,338
Total comprehensive income for the year	2,964	4,820

Attributable to:
Equity shareholders of the parent company	3,080	4,561
Non-controlling interests	(116)	259
Total comprehensive income for the year	2,964	4,820

Condensed consolidated balance sheet

		30 June 2023		30 June 2022
	Notes	£ million	£ million	£ million	£ million
Non-current assets
Intangible assets	12	11,512		11,902
Property, plant and equipment		6,142		5,848
Biological assets		156		94
Investments in associates and joint ventures		3,829		3,652
Other investments		57		37
Other receivables		31		37
Other financial assets		394		345
Deferred tax assets		141		114
Post employment benefit assets		960		1,553
			23,222		23,582
Current assets
Inventories	6	7,661		7,094
Trade and other receivables		2,720		2,933
Assets held for sale	14	—		222
Corporate tax receivables	5	232		149
Other financial assets		347		251
Cash and cash equivalents	7	1,439		2,285
			12,399		12,934
Total assets			35,621		36,516
Current liabilities
Borrowings and bank overdrafts	7	(1,701)		(1,522)
Other financial liabilities		(359)		(444)
Share buyback liability		—		(117)
Trade and other payables		(5,300)		(5,887)
Liabilities held for sale	14	—		(61)
Corporate tax payables	5	(135)		(252)
Provisions		(119)		(159)
			(7,614)		(8,442)
Non-current liabilities
Borrowings	7	(14,801)		(14,498)
Other financial liabilities		(747)		(703)
Other payables		(368)		(380)
Provisions		(243)		(258)
Deferred tax liabilities		(2,183)		(2,319)
Post employment benefit liabilities		(373)		(402)
			(18,715)		(18,560)
Total liabilities			(26,329)		(27,002)
Net assets			9,292		9,514

Equity
Share capital		712		723
Share premium		1,351		1,351
Other reserves		1,861		2,174
Retained earnings		3,898		3,550
Equity attributable to equity shareholders of the parent company			7,822		7,798
Non-controlling interests			1,470		1,716
Total equity			9,292		9,514

Condensed consolidated statement of changes in equity

				Retained earnings/(deficit)
	Share capital	Share premium	Other reserves	Own shares	Other retained earnings	Total	Equity attributable to parent company shareholders	Non-controlling interests	Total equity
	£ million	£ million	£ million	£ million	£ million	£ million	£ million	£ million	£ million
At 30 June 2021	741	1,351	1,621	(1,877)	5,061	3,184	6,897	1,534	8,431
Adjustment to 2021 closing equity in respect of hyperinflation in Turkey	—	—	—	—	251	251	251	—	251
Adjusted opening balance	741	1,351	1,621	(1,877)	5,312	3,435	7,148	1,534	8,682
Profit for the year	—	—	—	—	3,249	3,249	3,249	89	3,338
Other comprehensive income	—	—	535	—	777	777	1,312	170	1,482
Total comprehensive income for the year	—	—	535	—	4,026	4,026	4,561	259	4,820
Employee share schemes	—	—	—	39	50	89	89	—	89
Share-based incentive plans	—	—	—	—	59	59	59	—	59
Share-based incentive plans in respect of associates	—	—	—	—	4	4	4	—	4
Tax on share-based incentive plans	—	—	—	—	9	9	9	—	9
Share based payments and purchase of own shares in respect of subsidiaries	—	—	—	—	(11)	(11)	(11)	(6)	(17)
Unclaimed dividend	—	—	—	—	3	3	3	1	4
Change in fair value of put option	—	—	—	—	(34)	(34)	(34)	—	(34)
Share buyback programme	(18)	—	18	—	(2,310)	(2,310)	(2,310)	—	(2,310)
Dividend declared for the year	—	—	—	—	(1,720)	(1,720)	(1,720)	(72)	(1,792)
At 30 June 2022	723	1,351	2,174	(1,838)	5,388	3,550	7,798	1,716	9,514
Profit for the year	—	—	—	—	3,734	3,734	3,734	32	3,766
Other comprehensive loss	—	—	(324)	—	(330)	(330)	(654)	(148)	(802)
Total comprehensive income for the year	—	—	(324)	—	3,404	3,404	3,080	(116)	2,964
Employee share schemes	—	—	—	24	24	48	48	—	48
Share-based incentive plans	—	—	—	—	49	49	49	—	49
Share-based incentive plans in respect of associates	—	—	—	—	6	6	6	—	6
Tax on share-based incentive plans	—	—	—	—	6	6	6	—	6
Share based payments and purchase of own shares in respect of subsidiaries	—	—	—	—	3	3	3	2	5
Purchase of non-controlling interests	—	—	—	—	(111)	(111)	(111)	(35)	(146)
Associates' transactions with non-controlling interests	—	—	—	—	(7)	(7)	(7)	—	(7)
Unclaimed dividend	—	—	—	—	1	1	1	—	1
Change in fair value of put option	—	—	—	—	(16)	(16)	(16)	—	(16)
Share buyback programme	(11)	—	11	—	(1,273)	(1,273)	(1,273)	—	(1,273)
Dividend declared for the year	—	—	—	—	(1,762)	(1,762)	(1,762)	(97)	(1,859)
At 30 June 2023	712	1,351	1,861	(1,814)	5,712	3,898	7,822	1,470	9,292

Condensed consolidated statement of cash flows

	Year ended 30 June 2023		Year ended 30 June 2022
	£ million	£ million	£ million	£ million
Cash flows from operating activities
Profit for the year	3,766		3,338
Taxation	970		1,049
Share of after tax results of associates and joint ventures	(370)		(417)
Net finance charges	594		422
Non-operating items	(328)		17
Operating profit		4,632		4,409
Increase in inventories	(675)		(740)
Decrease/(increase) in trade and other receivables	121		(378)
(Decrease)/increase in trade and other payables and provisions	(621)		939
Net increase in working capital		(1,175)		(179)
Depreciation, amortisation and impairment	1,066		828
Dividends received	219		190
Post employment payments less amounts included in operating profit	(25)		(89)
Other items	62		53
		1,322		982
Cash generated from operations		4,779		5,212
Interest received	131		110
Interest paid	(685)		(438)
Taxation paid	(1,201)		(949)
		(1,755)		(1,277)
Net cash inflow from operating activities		3,024		3,935
Cash flows from investing activities
Disposal of property, plant and equipment and computer software	13		17
Purchase of property, plant and equipment and computer software	(1,180)		(1,097)
Movements in loans and other investments	(57)		(72)
Sale of businesses and brands	462		82
Acquisition of subsidiaries(1)	(342)		(206)
Investment in associates and joint ventures(1)	(93)		(65)
Net cash outflow from investing activities		(1,197)		(1,341)
Cash flows from financing activities
Share buyback programme	(1,381)		(2,284)
Net sale of own shares for share schemes	29		18
Purchase of treasury shares in respect of subsidiaries	—		(15)
Dividends paid to non-controlling interests	(97)		(81)
Proceeds from bonds	2,229		2,263
Repayment of bonds	(1,340)		(1,521)
Purchase of shares of non-controlling interests	(146)		—
Cash inflow from other borrowings	433		503
Cash outflow from other borrowings	(374)		(424)
Equity dividend paid	(1,761)		(1,718)
Net cash outflow from financing activities		(2,408)		(3,259)
Net decrease in net cash and cash equivalents		(581)		(665)
Exchange differences		(227)		239
Net cash and cash equivalents at beginning of the year		2,211		2,637
Net cash and cash equivalents at end of the year		1,403		2,211

Net cash and cash equivalents consist of:
Cash and cash equivalents		1,439		2,285
Bank overdrafts		(36)		(74)
		1,403		2,211
(1)For the year ended 30 June 2022, the previously reported line item of "Acquisition of businesses" has been replaced with "Acquisition of subsidiaries" and "Investment in associates and joint ventures" to show separately the amounts which had previously been shown combined.

Notes

1. Basis of preparation

The consolidated financial statements are prepared in accordance with international accounting standards in conformity with the requirements of the Companies Act 2006 and International Financial Reporting Standards (IFRSs) adopted by the UK and IFRSs, as issued by the IASB, including interpretations issued by the IFRS Interpretations Committee. IFRS as adopted by the UK differs in certain respects from IFRS as issued by the IASB. The differences have no impact on the group’s consolidated financial statements for the years presented. The consolidated financial statements are prepared on a going concern basis under the historical cost convention, unless stated otherwise.

In preparing these condensed consolidated financial statements, the significant judgements made by management when applying the group’s accounting policies and the significant areas where estimates were required were in respect of exceptional items, taxation, brands, goodwill, other intangibles, contingent considerations, post employment benefits, contingent liabilities and legal proceedings.

The comparative figures for the financial year ended 30 June 2022 are not the company’s statutory accounts (within the meaning of section 434 of the Companies Act 2006) for that financial year. Those statutory accounts have been reported on by the company’s auditor, PricewaterhouseCoopers LLP, and delivered to the Registrar of Companies. The report of the auditor (i) was unqualified, (ii) did not include a reference to any matters to which the auditor drew attention by way of emphasis without qualifying their report and (iii) did not contain a statement under section 498 (2) or (3) of the Companies Act 2006.

The financial information for the year ended 30 June 2023 set out in this document does not constitute the company’s statutory accounts for that financial year, but is derived from those accounts. Those statutory accounts have been reported on by the company’s auditor, PricewaterhouseCoopers LLP, and will be delivered to the Registrar of Companies in due course. The report of the auditor (i) was unqualified, (ii) did not include a reference to any matters to which the auditor drew attention by way of emphasis without qualifying their report and (iii) did not contain a statement under section 498 (2) or (3) of the Companies Act 2006.

Going concern
Management prepared cash flow forecasts which were also sensitised to reflect severe but plausible downside scenarios taking into consideration the group's principal risks. In the base case scenario, management included assumptions for mid-single digit net sales growth, operating margin improvement and global TBA market share growth. In light of the ongoing geopolitical volatility, the base case outlook and severe but plausible downside scenarios incorporated considerations for a prolonged global recession, supply chain disruptions, higher inflation and further geopolitical deterioration. Even under these scenarios, the group’s liquidity is still expected to remain strong, as it was protected by issuing €500 million of fixed rate euro and $2 billion of fixed rate dollar-denominated bonds in the year ended 30 June 2023. Mitigating actions, should they be required, are all within management’s control and could include reductions in discretionary spending such as acquisitions and capital expenditure, as well as a temporary suspension of the share buyback programme and dividend payments in the next 12 months, or drawdowns on committed facilities. Having considered the outcome of these assessments, the Directors are comfortable that the company is a going concern for at least 12 months from the date of signing the group's consolidated financial statements.

Exchange rates
Weighted average exchange rates used in the translation of income statements were US dollar – £1 = $1.2 (2022 – £1 = $1.33) and euro – £1 = €1.15 (2022 – £1 = €1.18). Exchange rates used to translate assets and liabilities at the balance sheet date were US dollar – £1 = $1.26 (30 June 2022 – £1 = $1.21) and euro – £1 = €1.17 (30 June 2022 – £1 = €1.16). The group uses foreign exchange transaction hedges to mitigate the effect of exchange rate movements.

New accounting standards and interpretations

The following amendments to the accounting standards, issued by the IASB and endorsed by the UK, were adopted by the group from 1 July 2022 with no impact on the group’s consolidated results, financial position or disclosures:

-
Amendments to IFRS 3 Updating a Reference to the Conceptual Framework
-
Amendments to IAS 16 Property, Plant and Equipment - Proceeds before Intended Use
-
Amendments to IAS 37 Onerous Contracts - Cost of Fulfilling a Contract
-
Amendments to Annual improvements 2018-2020 - IFRS 9 - Fees in the '10 per cent' Test, IFRS 16 - Lease incentive, IAS 41 - Taxation in Fair Value Measurements
-
Amendments to IAS 12 International Tax Reform – Pillar Two Model Rules

The following standard and amendments issued by the IASB have been endorsed by the UK and have not been adopted by the group:

-
IFRS 17 – Insurance contracts (effective from the year ending 30 June 2024) is ultimately intended to replace IFRS 4. Based on a preliminary assessment, the group believes that the adoption of IFRS 17 will not have a significant impact on its consolidated results or financial position.

-
Amendments to IAS 12 – Income taxes (effective from the year ending 30 June 2024) requires an entity to recognise deferred tax on initial recognition of particular transactions to the extent that the transaction gives rise to equal amounts of deferred tax assets and liabilities. The proposed amendments would apply to transactions such as leases and decommissioning obligations for which an entity recognises both an asset and a liability. The group believes that the adoption of these amendments will not have a significant impact on its consolidated results and financial position.

There are a number of other amendments and clarifications to IFRSs, effective in future years, which are not expected to significantly impact the group’s consolidated results or financial position.

2. Segmental information

The segmental information presented is consistent with management reporting provided to the Executive Committee (the chief operating decision maker).

The Executive Committee considers the business principally from a geographical perspective based on the location of third-party sales and the business analysis is presented by geographical segment. In addition to these geographical selling segments, a further segment reviewed by the Executive Committee is the Supply Chain and Procurement (SC&P) segment, which manufactures products for other group companies and includes production sites in the United Kingdom, Ireland, Italy, Guatemala and Mexico, and comprises the global procurement function.

The group's operations also include the Corporate segment. Corporate costs are in respect of central costs, including finance, marketing, corporate relations, human resources and legal, as well as certain information systems, facilities and employee costs that are not allocable to the geographical segments or to the SC&P.

Diageo uses shared services operations to deliver transaction processing activities for markets and operational entities. These centres are located in India, Hungary, Colombia and the Philippines. These captive business service centres also perform certain central finance activities, including elements of financial planning and reporting, treasury and HR services. The costs of shared services operations are recharged to the regions.

For planning and management reporting purposes, Diageo uses budgeted exchange rates that are set at the prior year's weighted average exchange rate. In order to ensure a consistent basis on which performance is measured through the year, prior period results are also restated to the budgeted exchange rate. Segmental information for net sales and operating profit before exceptional items are reported on a consistent basis with management reporting. The adjustments required to retranslate the segmental information to actual exchange rates and to reconcile it to the group’s reported results are shown in the tables below. The comparative segmental information, prior to retranslation, has not been restated at the current year’s budgeted exchange rates but is presented at the budgeted rates for the respective year.

In addition, for management reporting purposes, Diageo presents the result of acquisitions and disposals completed in the current and prior year separately from the results of the geographical segments. The impact of acquisitions and disposals on net sales and operating profit is disclosed under the appropriate geographical segments in the tables below at budgeted exchange rates.

(a) Segmental information for the consolidated income statement

	North America	Europe	Asia Pacific	Latin America and Caribbean	Africa	SC&P	Eliminate inter- segment sales	Total operating segments	Corporate and other	Total
Year ended 30 June 2023	£ million	£ million	£ million	£ million	£ million	£ million	£ million	£ million	£ million	£ million
Sales	7,382	5,996	5,403	2,260	2,386	3,073	(3,073)	23,427	88	23,515
Net sales
At budgeted exchange rates(1)	6,052	3,377	3,084	1,642	1,631	2,942	(2,876)	15,852	87	15,939
Acquisitions and disposals	20	20	35	3	104	—	—	182	—	182
SC&P allocation	8	38	8	9	3	(66)	—	—	—	—
Retranslation to actual exchange rates	678	(41)	73	145	(39)	197	(197)	816	1	817
Hyperinflation	—	175	—	—	—	—	—	175	—	175
Net sales	6,758	3,569	3,200	1,799	1,699	3,073	(3,073)	17,025	88	17,113
Operating profit/(loss)
At budgeted exchange rates(1)	2,337	1,076	886	597	347	(32)	—	5,211	(292)	4,919
Acquisitions and disposals	(18)	(13)	5	—	27	—	—	1	(6)	(5)
SC&P allocation	3	(24)	(6)	(3)	(2)	32	—	—	—	—
Fair value remeasurements	87	25	—	1	—	—	—	113	—	113
Retranslation to actual exchange rates	280	18	20	66	(152)	—	—	232	(28)	204
Hyperinflation	—	23	—	—	—	—	—	23	—	23
Operating profit/(loss) before exceptional items	2,689	1,105	905	661	220	—	—	5,580	(326)	5,254
Exceptional operating items	(97)	(8)	(473)	—	(44)	—	—	(622)	—	(622)
Operating profit/(loss)	2,592	1,097	432	661	176	—	—	4,958	(326)	4,632
Non-operating items										328
Net finance charges										(594)
Share of after tax results of associates and joint ventures										370
Profit before taxation										4,736

	North America	Europe	Asia Pacific	Latin America and Caribbean	Africa	SC&P	Eliminate inter- segment sales	Total operating segments	Corporate and other	Total
Year ended 30 June 2022	£ million	£ million	£ million	£ million	£ million	£ million	£ million	£ million	£ million	£ million
Sales	6,682	5,740	5,624	1,945	2,403	2,010	(2,010)	22,394	54	22,448
Net sales
At budgeted exchange rates(1)	5,955	3,258	2,879	1,486	1,699	2,095	(2,016)	15,356	55	15,411
Acquisitions and disposals	34	23	—	3	15	—	—	75	—	75
SC&P allocation	9	46	9	12	3	(79)	—	—	—	—
Retranslation to actual exchange rates	97	(304)	(4)	24	(35)	(6)	6	(222)	(1)	(223)
Hyperinflation	—	189	—	—	—	—	—	189	—	189
Net sales	6,095	3,212	2,884	1,525	1,682	2,010	(2,010)	15,398	54	15,452
Operating profit/(loss)
At budgeted exchange rates(1)	2,388	1,086	703	528	346	(22)	—	5,029	(256)	4,773
Acquisitions and disposals	(28)	11	—	—	(10)	—	—	(27)	—	(27)
SC&P allocation	(1)	(18)	(2)	—	(1)	22	—	—	—	—
Fair value remeasurements	32	36	—	(8)	—	—	—	60	—	60
Retranslation to actual exchange rates	63	(108)	10	18	(20)	—	—	(37)	18	(19)
Hyperinflation	—	10	—	—	—	—	—	10	—	10
Operating profit/(loss) before exceptional items	2,454	1,017	711	538	315	—	—	5,035	(238)	4,797
Exceptional items	(1)	(146)	(241)	—	—	—	—	(388)	—	(388)
Operating profit/(loss)	2,453	871	470	538	315	—	—	4,647	(238)	4,409
Non-operating items										(17)
Net finance charges										(422)
Share of after tax results of associates and joint ventures										417
Profit before taxation										4,387
(1)These items represent the IFRS 8 performance measures for the geographical and SC&P segments.
(i)The net sales figures for SC&P reported to the Executive Committee primarily comprise inter-segment sales and these are eliminated in a separate column in the above segmental analysis. Apart from sales by the SC&P segment to the geographical segments, inter-segment sales are not material.
(ii)Approximately 38% of annual net sales occurred in the last four months of calendar year 2022.

(b) Category and geographical analysis

	Category analysis					Geographical analysis
Year ended 30 June 2023	Spirits £ million	Beer £ million	Ready to drink £ million	Other £ million	Total £ million	United States £ million	India £ million	Great Britain £ million	Rest of world £ million	Total £ million
Sales(1)	19,004	3,355	899	257	23,515	6,972	2,751	2,138	11,654	23,515
Year ended 30 June 2022
Sales(1)	18,164	3,128	882	274	22,448	6,327	3,219	2,142	10,760	22,448
(1)The geographical analysis of sales is based on the location of third-party sales.

3. Exceptional items

Exceptional items are those that in management’s judgement need to be disclosed separately. See pages 48-49 for the definition of exceptional items and the criteria used to determine whether an exceptional item is accounted for as operating or non-operating.

	Year ended 30 June 2023	Year ended 30 June 2022
	£ million	£ million
Exceptional operating items
Brand and goodwill impairment (1)	(498)	(336)
Supply chain agility programme (2)	(100)	—
Distribution termination fee (3)	(44)	—
Winding down Russian operations (4)	20	(50)
Other exceptional operating items (5)	—	(2)
	(622)	(388)
Non-operating items
Sale of businesses and brands
Guinness Cameroun S.A. (6)	310	—
Archers brand (7)	20	—
USL Popular brands (8)	4	—
USL businesses (9)	1	—
Tyku brand (10)	(3)	—
Picon brand (11)	—	91
Meta Abo Brewery (12)	—	(95)
Windsor business (13)	—	(19)
Step acquisition - Mr Black (14)	(8)	—
Other non-operating exceptional items (15)	4	6
	328	(17)

Exceptional items before taxation	(294)	(405)

Items included in taxation
Tax on exceptional operating items	158	54
Tax on exceptional non-operating items	(29)	(23)
Exceptional taxation	57	—
	186	31

Total exceptional items	(108)	(374)

Attributable to:
Equity shareholders of the parent company	33	(271)
Non-controlling interests	(141)	(103)
Total exceptional items	(108)	(374)

Exceptional items included in operating profit are charged to:
Cost of sales	(67)	—
Other operating expenses	(555)	(388)
	(622)	(388)

(1) In the year ended 30 June 2023, an impairment charge of £498 million was recognised in exceptional operating items mainly driven by the McDowell's brand in India.
In the year ended 30 June 2022, an impairment charge of £336 million was recognised in exceptional operating items in respect of the McDowell's brand (£240 million), the Bell's brand (£77 million) and goodwill related to Smirnov (£19 million).
For further information, see note 12.

(2) In the year ended 30 June 2023, an exceptional charge of £100 million was accounted for in respect of the supply chain agility programme announced in July 2022. With this five-year spanning programme, Diageo expects to strengthen its supply chain, improve its resilience and agility, drive efficiencies, deliver additional productivity savings and make its supply operations more sustainable. Total implementation cost of the programme is expected to be up to £500 million over the five-year period, which will comprise non-cash items and one-off expenses, the majority of which are expected to be recognised as exceptional operating items. The exceptional charge for the year ended 30 June 2023 was primarily in respect of accelerated depreciation, being additional depreciation of assets in the period directly attributable to the programme, and impairment of property, plant and equipment in respect of North America and India. Restructuring cash expenditure was £12 million in the year ended 30 June 2023.

(3) In the year ended 30 June 2023, Diageo agreed with one of its distributors in Africa to terminate the distribution license of one of its spirits brands, in respect of which a provision of £44 million was provided for and was recognised as an operating exceptional charge. No payment was made in the period.

(4) In the year ended 30 June 2023, Diageo released unutilised provisions of £20 million from the £50 million exceptional charge taken in the year ended 30 June 2022, in respect of winding down its operations in Russia.

(5) Other exceptional operating items include subsequent gains and charges of items that were originally recognised as exceptional at inception. In the year ended 30 June 2022, other exceptional operating items resulted in a loss of £2 million, driven by the reinvestment of 'Raising the Bar' corporate tax benefits.

(6) On 26 May 2023, Diageo announced the completion of the sale of its wholly owned subsidiary in Cameroon, Guinness Cameroun S.A., to the Castel Group for an aggregate consideration of £384 million resulting in an exceptional gain of £310 million, including cumulative translation gain in the amount of £17 million recycled to the income statement.

(7) On 26 October 2022, Diageo completed the sale of its Archers brand. The transaction resulted in an exceptional gain of £20 million.

(8) On 30 September 2022, Diageo announced the completion of the sale of the Popular brands of its United Spirits Limited (USL) business. The transaction resulted in an exceptional gain of £4 million.

(9) Certain subsidiaries of USL were sold in the year ended 30 June 2023. The sale of these subsidiaries resulted in an exceptional gain of £1 million.

(10) In the year ended 30 June 2023, Diageo sold its Tyku brand. The transaction resulted in an exceptional loss of £3 million.

(11) In May 2022, Diageo sold its Picon brand. The sale resulted in an exceptional non-operating gain of £91 million, net of disposal costs.

(12) In the year ended 30 June 2022, a loss of £95 million was recognised as a non-operating item attributable to the sale of Meta Abo Brewery Share Company in Ethiopia.

(13) On 25 March 2022, Diageo agreed to the sale of its Windsor business in Korea. At 30 June 2022, assets and liabilities attributable to Windsor business were classified as held for sale and were measured at the lower of their cost and fair value less cost of disposal. In the year ended 30 June 2022, a loss of £19 million was recognised as a non-operating item, mainly in relation to transaction and other costs directly attributable to the prospective sale of the business. The conditional agreement was terminated in the year ended 30 June 2023 as the buyer was unable to meet certain conditions to completion.

(14) On 29 September 2022, the group acquired the part of the entire issued share capital of Mr Black Spirits Pty Ltd, owner of Mr Black, the Australian premium cold brew coffee liqueur, that it did not already own. As a result of Mr Black becoming a subsidiary of the group in the year ended 30 June 2023, a loss of £8 million arose, being the difference between the book value of the associate prior to the transaction and its fair value plus transaction costs.

(15) Other exceptional non-operating items include subsequent gains and charges of items that were originally recognised as exceptional at inception. In the year ended 30 June 2023, other exceptional non-operating items resulted in a net gain of £4 million (2022 – £6 million), mainly driven by the deferred consideration received in respect of the sale of United National Breweries.

4. Finance income and charges

	Year ended 30 June 2023	Year ended 30 June 2022
	£ million	£ million
Interest income	160	127
Fair value gain on financial instruments	103	341
Total interest income	263	468
Interest charge on bank loans, bonds and overdrafts	(470)	(371)
Interest charge on leases	(15)	(12)
Fair value loss on financial instruments	(102)	(346)
Interest charge on other borrowings	(271)	(92)
Total interest charges	(858)	(821)
Net interest charges	(595)	(353)

Net finance income in respect of post employment plans in surplus	59	22
Hyperinflation adjustment in respect of Turkey (1)	10	—
Hyperinflation adjustment in respect of Venezuela (1)	—	1
Interest income in respect of direct and indirect tax	8	2
Unwinding of discounts	—	4
Total other finance income	77	29
Net finance charge in respect of post employment plans in deficit	(15)	(12)
Hyperinflation adjustment in respect of Turkey (1)	—	(34)
Hyperinflation adjustment in respect of Venezuela (1)	(2)	—
Foreign exchange revaluation of monetary items in respect of Lebanon (1)	—	(3)
Unwinding of discounts	(13)	(11)
Interest charge in respect of direct and indirect tax	(25)	(16)
Change in financial liability (Level 3)	(8)	(20)
Guarantee fees	(1)	(1)
Other finance charges	(12)	(1)
Total other finance charges	(76)	(98)
Net other finance income/(charges)	1	(69)

(1) Hyperinflation adjustment

The group applied hyperinflationary accounting for its operations in Turkey, Venezuela and Lebanon.

Turkey has been a hyperinflationary economy where cumulative inflation for the three years ended 30 June 2022 exceeded 100%. Consequently, since March 2022, the group applies hyperinflationary accounting for its Turkish operations. The group’s consolidated financial statements for the years ended 30 June 2023 and 30 June 2022 include the results and financial position of its Turkish operations restated to the measuring unit current at the end of each period, with hyperinflationary gains and losses in respect of monetary items being reported in finance income and charges. The inflation rate used by the group is the official rate published by the Turkish Statistical Institute. The movement in the publicly available official price index for the year ended 30 June 2023 was 38% (2022 – 79%).

Venezuela is a hyperinflationary economy where the government maintains a regime of strict currency controls with multiple foreign currency rate systems. The exchange rate used to translate the results of the group’s Venezuelan operations was VES/£ 3,807 for the year ended 30 June 2023 (2022 – VES/£ 759). This rate reflects management’s estimate of the exchange rate considering inflation and the most appropriate official exchange rate. Movement in the price index for the year ended 30 June 2023 was 382% (2022 – 268%). The inflation rate used by the group is provided by an independent valuer because no reliable, officially published rate is available for Venezuela.

The following table presents the contribution of the group’s Venezuelan operations to consolidated net sales, operating profit, operating cash flow and assets for the years ended 30 June 2023 and 30 June 2022 and with the amounts that would have resulted if the official reference exchange rate had been applied:

	Year ended 30 June 2023		Year ended 30 June 2022
	At estimated exchange rate	At official reference exchange rate	At estimated exchange rate	At official reference exchange rate
	3,807 VES/£	36 VES/£	759 VES/£	7 VES/£
	£ million	£ million	£ million	£ million
Net sales	—	9	—	15
Operating loss	—	—	(1)	(1)
Other finance (charges)/income - hyperinflation adjustment	(2)	(212)	1	157
Net cash outflow from operating activities	—	(3)	—	(5)
Net assets	6	657	41	4,606
Sterling amounts presented at the official reference exchange rate are results of simple mathematical conversion.

The impact of hyperinflationary accounting for Lebanon was immaterial both in the current and comparative periods.

5. Taxation

For the year ended 30 June 2023, the tax charge of £970 million (2022 – £1,049 million) comprises a UK tax charge of £224 million (2022 – £186 million) and a foreign tax charge of £746 million (2022 – £863 million).

The group has a number of ongoing tax audits worldwide for which provisions are recognised in line with the relevant accounting standard, taking into account best estimates and management’s judgements concerning the ultimate outcome of the tax audits. For the year ended 30 June 2023, ongoing audits that are provided for individually are not expected to result in a material tax liability. The current tax asset of £232 million (30 June 2022 – £149 million) and tax liability of £135 million (30 June 2022 – £252 million) include £173 million (30 June 2022 – £156 million) of provisions for tax uncertainties.

In December 2021, the OECD released a framework for Pillar Two Model Rules which will introduce a global minimum corporate tax rate of 15% applicable to multinational enterprise groups with global revenue over €750 million. The legislation implementing the rules in the UK was substantively enacted on 20 June 2023 and will apply to Diageo from the financial year ending 30 June 2025 onwards. Diageo is reviewing this legislation and also monitoring the status of implementation of the model rules outside of the UK to understand the potential impact on the group. Diageo has applied the temporary exception under IAS 12 in relation to the accounting for deferred taxes arising from the implementation of the Pillar Two rules.

The tax rate before exceptional items for the year ended 30 June 2023 was 23.0% compared with 22.5% for the year ended 30 June 2022.

6. Inventories

	30 June 2023	30 June 2022
	£ million	£ million
Raw materials and consumables	543	489
Work in progress	132	86
Maturing inventories	5,794	5,229
Finished goods and goods for resale	1,192	1,290
	7,661	7,094

7. Net borrowings

	30 June 2023	30 June 2022
	£ million	£ million
Borrowings due within one year and bank overdrafts	(1,701)	(1,522)
Borrowings due after one year	(14,801)	(14,498)
Fair value of foreign currency forwards and swaps	347	356
Fair value of interest rate hedging instruments	(377)	(283)
Lease liabilities	(448)	(475)
	(16,980)	(16,422)
Cash and cash equivalents	1,439	2,285
	(15,541)	(14,137)

8. Reconciliation of movement in net borrowings

	Year ended 30 June 2023	Year ended 30 June 2022
	£ million	£ million
Net decrease in cash and cash equivalents before exchange	(581)	(665)
Net increase in bonds and other borrowings(1)	(950)	(825)
Net increase in net borrowings from cash flows	(1,531)	(1,490)
Exchange differences on net borrowings	159	(334)
Other non-cash items(2)	(32)	(204)
Net borrowings at beginning of the year	(14,137)	(12,109)
Net borrowings at end of the year	(15,541)	(14,137)

(1)In the year ended 30 June 2023, net increase in bonds and other borrowings excludes £2 million cash outflow in respect of derivatives designated in forward point hedges (2022 – £4 million).

(2)In the year ended 30 June 2023, other non-cash items were principally in respect of additional leases entered into during the year partially offset by fair value movements of interest rate hedging instruments. In the year ended 30 June 2022, other non-cash items were principally in respect of additional leases entered into during the period.

In the year ended 30 June 2023, the group issued bonds of $2,000 million (£1,788 million - net of discount and fee) consisting of $500 million 5.2% fixed rate notes due 2025, $750 million 5.3% fixed rate notes due 2027, $750 million 5.5% fixed rate notes due 2033 and €500 million 3.5% fixed rate notes due 2025 (£441 million - net discount and fee), and repaid bonds of $300 million (£254 million) and $1,350 million (£1,086 million). In the year ended 30 June 2022, the group issued bonds of €1,650 million (£1,371 million - net of discount and fee) and £892 million (including £8 million discount and fee), and repaid bonds of €900 million (£769 million) and $1,000 million (£752 million).

All bonds and commercial paper issued by Diageo plc's wholly owned subsidiaries are fully and unconditionally guaranteed by Diageo plc.

9. Financial instruments

Fair value measurements of financial instruments are presented through the use of a three-level fair value hierarchy that prioritises the valuation techniques used in fair value calculations.

The group maintains policies and procedures to value instruments using the most relevant data available. If multiple inputs that fall into different levels of the hierarchy are used in the valuation of an instrument, the instrument is categorised on the basis of the most subjective input.

Foreign currency forwards and swaps, cross currency swaps and interest rate swaps are valued using discounted cash flow techniques. These techniques incorporate inputs at levels 1 and 2, such as foreign exchange rates and interest rates. These market inputs are used in the discounted cash flow calculation incorporating the instrument’s term, notional amount and discount rate, and taking credit risk into account. As significant inputs to the valuation are observable in active markets, these instruments are categorised as level 2 in the hierarchy.

Other financial liabilities include a put option, which does not have an expiry date, held by Industrias Licoreras de Guatemala (ILG) to sell the remaining 50% equity stake in Rum Creation & Products Inc., the owner of the Zacapa rum brand, to Diageo. The liability is fair valued using the discounted cash flow method and as at 30 June 2023, an amount of £218 million (30 June 2022 – £216 million) is recognised as a liability with changes in the fair value of the put option included in retained earnings. As the valuation of this option uses assumptions not observable in the market, it is categorised as level 3 in the hierarchy. As at 30 June 2023, because it is unknown when or if ILG will exercise the option, the liability is measured as if the exercise date is on the last day of the next financial year considering forecast future performance. The option is sensitive to reasonably possible changes in assumptions; if the option were to be exercised as at 30 June 2025, the fair value of the liability would increase by approximately £30 million.

Included in other financial liabilities, the contingent consideration on acquisition of businesses represents the present value of payments up to £422 million, which are expected to be paid over the next eight years. Contingent considerations linked to certain volume targets at 30 June 2023 included £113 million in respect of the acquisition of Aviation Gin and Davos Brands (2022 – £157 million), £59 million in respect of the acquisition of 21Seeds (2022 – £59 million) and £18 million in respect of the acquisition of Lone River Ranch Water (2022 – £57 million). Contingent consideration of £70 million in respect of the acquisition of Don Papa Rum (2022 – £nil) is linked to certain financial performance targets. Contingent considerations are fair valued based on discounted cash flow method using assumptions not observable in the market. Contingent considerations are sensitive to possible changes in assumptions; a 10% increase or decrease in volume would increase or decrease the fair value of contingent considerations linked to certain volume targets by approximately £30 million and £50 million, respectively, and a 10% increase or decrease in cash flows would increase or decrease the fair value of contingent considerations linked to certain financial performance targets by approximately £25 million.

There were no significant changes in the measurement and valuation techniques, or significant transfers between the levels of the financial assets and liabilities in the year ended 30 June 2023.

The group’s financial assets and liabilities measured at fair value are categorised as follows:

	30 June 2023	30 June 2022
	£ million	£ million
Derivative assets	594	480
Derivative liabilities	(440)	(456)
Valuation techniques based on observable market input (Level 2)	154	24
Financial assets - other	192	184
Financial liabilities - other	(529)	(587)
Valuation techniques based on unobservable market input (Level 3)	(337)	(403)

In the years ended 30 June 2023 and 30 June 2022, the increase in financial assets - other of £8 million (2022 – £46 million) is principally in respect of acquisitions.

The movements in level 3 instruments, measured on a recurring basis, are as follows:

	Zacapafinancial liability	Contingent consideration recognised on acquisition of businesses	Zacapa financial liability	Contingent consideration recognised on acquisition of businesses
	Year ended 30 June 2023	Year ended 30 June 2023	Year ended 30 June 2022	Year ended 30 June 2022
	£ million	£ million	£ million	£ million
At the beginning of the year	(216)	(371)	(149)	(429)
Net (losses)/gains included in the income statement	(8)	117	(20)	62
Net gains/(losses) included in exchange in other comprehensive income	9	11	(26)	(39)
Net losses included in retained earnings	(16)	—	(34)	—
Acquisitions	—	(76)	—	(70)
Settlement of liabilities	13	8	13	105
At the end of the year	(218)	(311)	(216)	(371)

The carrying amount of the group’s financial assets and liabilities is generally the same as their fair value apart from borrowings. At 30 June 2023, the fair value of gross borrowings (excluding lease liabilities and the fair value of derivative instruments) was £15,641 million and the carrying value was £16,502 million (30 June 2022 – £15,628 million and £16,020 million, respectively).

10. Dividends and other reserves

	Year ended 30 June 2023	Year ended 30 June 2022
	£ million	£ million
Amounts recognised as distributions to equity shareholders in the year
Final dividend for the year ended 30 June 2022 of 46.82 pence per share (2021 – 44.59 pence)	1,066	1,040
Interim dividend for the year ended 30 June 2023 of 30.83 pence per share (2022 – 29.36 pence)	696	680
	1,762	1,720
A final dividend of 49.17 pence per share was recommended by a duly authorised committee of the Board of Directors on 31 July 2023 for approval by shareholders at the Annual General Meeting scheduled to be held on 28 September 2023 bringing the full year dividend to 80.00 pence per share for the year ended 30 June 2023. As the approval will be after the balance sheet date, the final dividend has not been included as a liability.

Other reserves of £1,861 million at 30 June 2023 (2022 – £2,174 million) include a capital redemption reserve of £3,231 million (2022 – £3,220 million), a hedging reserve surplus of £242 million (2022– £26 million surplus) and an exchange reserve deficit of £1,612 million (2022 – £1,072 million deficit). Currency basis spreads included in the hedging reserve represent the cost of hedging arising as a result of imperfections of foreign exchange markets. Exclusion of currency basis spreads would result in a £20 million credit (2022 – £22 million credit) to the hedging reserve.

11. Acquisition of businesses

Fair value of assets and liabilities acquired and cash consideration paid in respect of acquisition of subsidiaries in the year ended 30 June 2023 were as follows:

	Don Papa	Other	Total
	£ million	£ million	£ million
Brands and other intangibles	293	45	338
Property, plant and equipment	1	24	25
Inventories	6	21	27
Other working capital	(2)	(1)	(3)
Deferred tax	(67)	(4)	(71)
(Overdraft)/Cash	(1)	1	—
Fair value of assets and liabilities	230	86	316
Goodwill arising on acquisition	64	28	92
Step acquisitions	—	(11)	(11)
Consideration payable	294	103	397
Satisfied by:
Cash consideration paid	(218)	(98)	(316)
Contingent consideration payable	(72)	(4)	(76)
Deferred consideration payable	(4)	(1)	(5)
	(294)	(103)	(397)

Cash consideration paid in respect of the acquisition of businesses and purchase of shares of non-controlling interests in the year ended 30 June 2023 were as follows:

Consideration
£ million
Acquisitions in the year - subsidiaries
Cash consideration paid	(316)
Prior year acquisitions - subsidiaries
Other consideration	(26)
Investments in associates
Cash consideration paid	(14)
Capital injection	(79)
Net cash outflow on acquisition of businesses	(435)
Purchase of shares of non-controlling interests	(146)
Total net cash outflow	(581)

On 10 March 2023, Diageo completed the acquisition of Kanlaon Limited and Chat Noir Co. Inc., (the owner of Don Papa Rum) to support Diageo’s participation in the super-premium dark rum segment for upfront cash consideration of €246 million (£218 million), deferred consideration of €4 million (£4 million) and contingent consideration of up to €178 million (£158 million) through to 2028 subject to certain financial performance targets, reflecting the brand’s expected growth potential. The fair value of the contingent consideration of €82 million (£72 million) was estimated by calculating the present value of the future expected cash flows which is dependent on management’s estimates in respect of the forecasting of future cash flows and the discount rates applicable to the future cash flows. The goodwill arising on the acquisition of Don Papa Rum represents expected revenue synergies and the acquired workforce. Don Papa Rum contributed £10 million to net sales and £15 million operating loss to the period, out of which £15 million is related to acquisition transaction and integration costs in the year ended 30 June 2023. The fair value measurement of assets and liabilities acquired is in progress. The fair values of assets and liabilities acquired are provisional and will be finalised in the year ending 30 June 2024.

Diageo completed further acquisitions in the year ended 30 June 2023: (i) on 29 September 2022, the acquisition of the remaining issued share capital of Mr Black Spirits Pty Ltd, owner of Mr Black, the Australian premium cold brew coffee liqueur, that it did not already own; and (ii) on 2 November 2022, the acquisition of the entire issued share capital of Balcones Distilling, a Texas craft distiller and one of the leading producers of American single malt whiskey in the United States. The aggregate up-front cash consideration paid on completion of these transactions in the year ended 30 June 2023 was £98 million.

Purchase of shares of non-controlling interests
On 24 March 2023, Diageo completed the purchase of 14.97% of the share capital of EABL for an aggregate consideration of KES 22,732 million (£142 million) in cash and transaction costs of £4 million. This took Diageo’s shareholding in EABL from 50.03% to 65%. EABL was already controlled and therefore consolidated prior to this transaction.

12. Intangible assets

As a result of the impairment review, in the year ended 30 June 2023, an impairment charge of £420 million in respect of the McDowell's brand and £24 million in respect of the Director’s Special brand were recognised in exceptional operating items. Value in use and fair value less costs of disposal methodologies were both considered to assess the recoverable amount. The value in use that was calculated exceeded the fair value less costs of disposal. The charge is mainly driven by the adverse inflationary environment and the reduction in forecast cash flow assumptions in Lower Prestige and Popular segments in India. The brand impairment reduced the deferred tax liability by £111 million. The recoverable amount is £379 million in respect of the McDowell's brand and £11 million in respect of the Director’s Special brand cash-generating units.

As a result of the impairment review, in the year ended 30 June 2023, an additional impairment charge of £54 million was recognised in exceptional operating items in respect of some brands where book value was not recoverable. The charge is mainly driven by strategic change in some categories as a result of the challenging operating environment and premiumisation. Value in use and fair value less costs of disposal methodologies were both considered to assess the recoverable amount. The value in use that was calculated exceeded the fair value less costs of disposal. The brand impairment reduced the deferred tax liability by £13 million.

In the year ended 30 June 2022, an impairment charge of £240 million in respect of the McDowell's brand was recognised in exceptional operating items, based on its value in use. The brand impairment reduced the deferred tax liability by £35 million.

Further, in the year ended 30 June 2022, an impairment charge of £77 million in respect of the Bell’s brand was recognised in exceptional operating items, based on its value in use. The impairment reduced the deferred tax liability attributable to the brand by £20 million.

In the year ended 30 June 2022, Diageo decided to wind down its operations in Russia. As a result, an impairment charge of £19 million in respect of the Smirnov goodwill was recognised in exceptional operating items.

The Turkish economy became hyperinflationary for the year ended 30 June 2022, and an impairment charge of TRY 3,760 million (£312 million) on the opening carrying amount of the Turkey cash-generating unit was recognised in retained earnings. From this impairment charge, TRY 1,627 million (£135 million) was directly attributable to the Yenì Raki brand and the remaining TRY 2,133 million (£177 million) impairment charge was recognised on the Turkey goodwill.

Impairment testing for the year ended 30 June 2023 has identified the following cash-generating units as being sensitive to reasonably possible changes in assumptions. The table below shows the headroom at 30 June 2023 and the impairment charge that would be required if the assumptions in the calculation of their value in use were changed:

			Increase in discount rate		Decrease in terminal growth rate		Decrease in annual growth rate in forecast period 2024-2029		Decrease in cash flows(1)
	Carrying value of CGU £ million	Headroom £ million	Reasonably possible change	Potential impairment charge £ million	Reasonably possible change	Potential impairment charge £ million	Reasonably possible change	Potential impairment charge £ million	Reasonably possible change	Potential impairment charge £ million
McDowell's	379	—	1ppt	(38)	1ppt	(26)	2ppt	(67)	10%	(76)

(1)Including reasonably possible changes in productivity saving assumptions

13. Sale of businesses and brands

Cash consideration received and net assets disposed of in respect of sale of businesses and brands in the year ended 30 June 2023 were as follows:

	Guinness Cameroun S.A.	Other	Total
	£ million	£ million	£ million
Sale consideration
Cash received	384	115	499
Cash disposed of	(13)	—	(13)
Transaction and other directly attributable costs paid	(17)	(7)	(24)
Net cash received	354	108	462
Transaction costs payable	(8)	3	(5)
	346	111	457
Net assets disposed of
Property, plant and equipment	(103)	(3)	(106)
Assets and liabilities held for sale	—	(79)	(79)
Inventories	(24)	(4)	(28)
Other working capital	69	—	69
Other borrowings	2	—	2
Corporation tax	(3)	—	(3)
Deferred tax	5	—	5
Post employment benefit liabilities	4	—	4
	(50)	(86)	(136)
Impairment charge recognised up until the date of sale	(3)	—	(3)
Exchange recycled from other comprehensive income	17	1	18
Gain on disposal before taxation	310	26	336
Taxation	(42)	13	(29)
Gain on disposal after taxation	268	39	307

On 26 May 2023, Diageo completed the sale of Guinness Cameroun S.A., its brewery in Cameroon. The aggregate consideration for the disposal was £384 million, the disposed net asset of £63 million mainly included property, plant and equipment and trade and other payables. The transaction resulted in a non-operating exceptional gain of £310 million. The disposed Cameroon operations contributed net sales of £101 million (2022 – £124 million; 2021 – £113 million), operating profit of £26 million (2022– £27 million; 2021– £22 million) in the year ended 30 June 2023.

On 30 September 2022, Diageo completed the sale of the Popular brands of its USL business. The aggregate consideration for the disposal was £87 million, the disposed net assets included net working capital of £31 million and brands of £22 million, and £16 million goodwill was derecognised. The transaction resulted in a non-operating exceptional gain of £4 million. Popular brands contributed net sales of £34 million (2022– £139 million; 2021 – £148 million), operating profit of £5 million (2022– £26 million; 2021– £30 million) in the year ended 30 June 2023.

14. Assets and liabilities held for sale

Assets and liabilities held for sale at 30 June 2022 included Diageo’s Windsor business in Korea and the portfolio of Popular brands of USL.

In March 2022, Diageo agreed to sell its Windsor business in Korea to Bayside/Metis Private Equity Consortium. On 27 September 2022, Diageo announced the termination of the conditional agreement. Consequently, the recoverable assets and liabilities attributable to the business were reclassified out of held for sale.

On 27 May 2022, USL reached agreement with Inbrew Beverages Pvt Limited for the sale of Popular brands. On 30 September 2022, Diageo announced the completion of the sale of the selected Popular brands, accordingly the assets and liabilities attributable to the business were disposed from held for sale.

15. Contingent liabilities and legal proceedings

(a) Guarantees and related matters

As of 30 June 2023, the group has no material unprovided guarantees or indemnities in respect of liabilities of third parties.

(b) Acquisition of USL shares from UBHL and related proceedings in relation to the USL transaction

On 4 July 2013, Diageo completed its acquisition, under a share purchase agreement with United Breweries (Holdings) Limited (UBHL) and various other sellers (the SPA), of shares representing 14.98% in USL, including shares representing 6.98% from UBHL. The SPA was signed on 9 November 2012 as part of the transaction announced by Diageo in relation to USL on that day (the Original USL Transaction). Following a series of further transactions, as of 30 June 2023, Diageo has a 55.88% investment in USL (excluding 2.38% owned by the USL Benefit Trust).

Prior to the acquisition from UBHL on 4 July 2013, the High Court of Karnataka (High Court) had granted leave to UBHL under the Indian Companies Act 1956 (the Leave Order) to enable the sale by UBHL to Diageo to take place (the UBHL Share Sale) notwithstanding the continued existence of certain winding-up petitions that were pending against UBHL on the date of the SPA. At the time of the completion of the UBHL Share Sale, the Leave Order remained subject to review on appeal. However, as stated by Diageo at the time of closing, it was considered unlikely that any appeal process in respect of the Leave Order would definitively conclude on a timely basis and, accordingly, Diageo waived the conditionality under the SPA relating to the absence of insolvency proceedings in relation to UBHL and acquired the 6.98% stake in USL from UBHL at that time.

Following appeal and counter-appeal in respect of the Leave Order, this matter is now before the Supreme Court of India which has issued an order that the status quo be maintained with regard to the UBHL Share Sale pending a hearing on the matter before it. Following a number of adjournments, the next date for a substantive hearing is yet to be fixed.

In separate proceedings, the High Court passed a winding-up order against UBHL on 7 February 2017, and appeals filed by UBHL against that order have since been dismissed, initially by a division bench of the High Court and subsequently by the Supreme Court of India.

Diageo continues to believe that the acquisition price of INR 1,440 per share paid to UBHL for the USL shares is fair and reasonable as regards UBHL, UBHL’s shareholders and UBHL’s secured and unsecured creditors. However, adverse results for Diageo in the proceedings referred to above could, absent leave or relief in other proceedings, ultimately result in Diageo losing title to the 6.98% stake in USL acquired from UBHL. Diageo believes, including by reason of its rights under USL’s articles of association to nominate USL’s CEO and CFO and the right to appoint, through USL, a majority of the directors on the boards of USL’s subsidiaries as well as its ability as promoter to nominate for appointment up to two-thirds of USL’s directors for so long as the chairperson of USL is an independent director, that it would remain in control of USL and would continue to be able to consolidate USL as a subsidiary for accounting purposes regardless of the outcome of this litigation.

There can be no certainty as to the outcome of the existing or any further related legal proceedings or the time frame within which they would be concluded.

(c) Continuing matters relating to Dr Vijay Mallya and affiliates

On 25 February 2016, Diageo and USL each announced that they had entered into arrangements with Dr Mallya under which he had agreed to resign from his position as a director and as chairman of USL and from his positions in USL’s subsidiaries.

Diageo’s agreement with Dr Mallya (the February 2016 Agreement) provided for a payment of $75 million (£60 million) to Dr Mallya over a five-year period of which $40 million (£32 million) was paid on signing of the February 2016 Agreement with the balance being payable in equal instalments of $7 million (£6 million) a year over five years (2017-2021). All payments were subject to and conditional on Dr Mallya’s compliance with the agreement. The February 2016 Agreement also provided for the release of Dr Mallya’s personal obligations to indemnify Diageo Holdings Netherlands B.V. (DHN) in respect of its earlier liability ($141 million (£112 million)) under a backstop guarantee of certain borrowings of Watson Limited (Watson) (a company affiliated with Dr Mallya).

On account of various breaches and other provisions of agreements between Dr Mallya and persons connected with him and Diageo and/or USL, Diageo did not make the five instalment payments due during the five-year period between 2017 and 2021. In addition, Diageo has also demanded that Dr Mallya repay the $40 million (£32 million) paid by Diageo in February 2016 and sought compensation for various losses incurred by the relevant members of the Diageo group.

On 16 November 2017, Diageo and other relevant members of the Diageo group commenced claims in the High Court of Justice in England and Wales (the English High Court) against Dr Mallya in relation to these matters. At the same time DHN also commenced claims in the English High Court against Dr Mallya, his son Sidhartha Mallya, Watson and Continental Administration Services Limited (CASL) (a company affiliated with Dr Mallya and understood to hold assets on trust for him and certain persons affiliated with him) for in excess of $142 million (£113 million) (plus interest) in relation to Watson’s liability to DHN in respect of its borrowings referred to above and the breach of associated security documents. Dr Mallya, Sidhartha Mallya and the relevant affiliated companies filed a defence to these claims, and Dr Mallya also filed a counterclaim for payment of the two instalment payments that had by that time been withheld as described above.

Diageo continues to prosecute its claims and to defend the counterclaim. As part of these proceedings, Diageo and the other relevant members of its group filed an application for strike out and/or summary judgement in respect of certain aspects of the defence filed by Dr Mallya and the other defendants, including their defence in relation to Watson and CASL’s liability to repay DHN. The application was successful resulting in Watson being ordered to pay approximately $135 million (£107 million) plus various amounts in respect of interest to DHN, with CASL being held liable as co-surety for 50% of any such amount unpaid by Watson. These amounts were, contrary to the relevant orders, not paid by the relevant deadlines and Watson and CASL’s remaining defences in the proceedings were struck out. Diageo and DHN have accordingly sought asset disclosure and are considering further enforcement steps against Watson and CASL, both in the United Kingdom and in other jurisdictions where they are present or hold assets.

A trial of the remaining elements of these claims was due to commence on 21 November 2022. However, on 26 July 2021 Dr Mallya was declared bankrupt by the English High Court pursuant to a bankruptcy petition presented by a consortium of Indian banks. Diageo and the relevant members of its group have informed the Trustee in Bankruptcy of their position as creditors in the bankruptcy and have engaged with the Trustee regarding their claims and the status of the current proceedings. An appeal by Dr Mallya against his bankruptcy (and an appeal by the bank consortium against orders made in the course of the bankruptcy proceedings) are pending. In light of the uncertainty posed by the ongoing bankruptcy proceedings, the trial of Diageo’s claim was initially relisted to take place in February 2024. However, Dr Mallya’s appeal against his bankruptcy and the banks’ cross appeal will not now be heard until April 2024, and thus the trial of Diageo’s claim has been deferred from February 2024 until after those appeals have been determined.

At this stage, it is not possible to assess the extent to which the various ongoing proceedings related to the bankruptcy will affect the remaining elements of the claims by Diageo and the relevant members of its group.

Upon completion of an initial inquiry in April 2015 into past improper transactions which identified references to certain additional parties and matters, USL carried out an additional inquiry into these transactions (Additional Inquiry) which was completed in July 2016. The Additional Inquiry, prima facie, identified transactions indicating actual and potential diversion of funds from USL and its Indian and overseas subsidiaries to, in most cases, entities that appeared to be affiliated or associated with Dr Mallya. All amounts identified in the Additional Inquiry have been provided for or expensed in the financial statements of USL or its subsidiaries in the respective prior periods. USL has filed recovery suits against relevant parities identified pursuant to the Additional Inquiry. Further, at this stage, it is not possible for the management of USL to estimate the financial impact on USL, if any, arising out of potential non-compliance with applicable laws in relation to such fund diversions.

(d) Other matters in relation to USL

In respect of the Watson backstop guarantee arrangements, the Securities and Exchange Board of India (SEBI) issued a notice to Diageo on 16 June 2016 that if there is any net liability incurred by Diageo (after any recovery under relevant security or other arrangements, which matters remain pending) on account of the Watson backstop guarantee, such liability, if any, would be considered to be part of the price paid for the acquisition of USL shares under the SPA which formed part of the Original USL Transaction and that, in that case, additional equivalent payments would be required to be made to those shareholders (representing 0.04% of the shares in USL) who tendered in the open offer made as part of the Original USL Transaction. Diageo believes that the Watson backstop guarantee arrangements were not part of the price paid or agreed to be paid for any USL shares under the Original USL Transaction and that therefore SEBI's decision was not consistent with applicable law, and Diageo appealed against it before the Securities Appellate Tribunal, Mumbai (SAT). On 1 November 2017, SAT issued an order in respect of Diageo’s appeal in which, amongst other things, it observed that the relevant officer at SEBI had neither considered Diageo’s earlier reply nor provided Diageo with an opportunity to be heard, and accordingly directed SEBI to pass a fresh order after giving Diageo an opportunity to be heard. Following SAT’s order, Diageo made its further submissions in the matter, including at a personal hearing before a Deputy General Manager of SEBI. On 26 June 2019, SEBI issued an order reiterating the directions contained in its previous notice dated 16 June 2016. As with the previous SEBI notice, Diageo believes that SEBI's latest order is not consistent with applicable law. Diageo appealed against this order before SAT and, after a hearing in March 2023, SAT allowed Diageo’s appeal on 26 July 2023. Accordingly, SEBI’s order dated 26 June 2019 stands quashed. Under applicable law, SEBI is entitled to file an appeal against SAT’s order before the Supreme Court of India. Therefore, pending any appeal which may be filed by SEBI, there can be no certainty as to its outcome or the timeframe within which any such appeal would be concluded.

(e) USL’s dispute with IDBI Bank Limited

Prior to the acquisition by Diageo of a controlling interest in USL, USL had prepaid a term loan of INR 6,280 million (£60 million) taken through IDBI Bank Limited (IDBI), an Indian bank, which was secured on certain fixed assets and brands of USL, as well as by a pledge of certain shares in USL held by the USL Benefit Trust (of which USL is the sole beneficiary). The maturity date of the loan was 31 March 2015. IDBI disputed the prepayment, following which USL filed a writ petition in November 2013 before the High Court of Karnataka (the High Court) challenging the bank’s actions.

Following the original maturity date of the loan, USL received notices from IDBI seeking to recall the loan, demanding a further sum of INR 459 million (£4 million) on account of the outstanding principal, accrued interest and other amounts, and also threatening to enforce the security in the event that USL did not make these further payments. Pursuant to an application filed by USL before the High Court in the writ proceedings, the High Court directed that, subject to USL depositing such further amount with the bank (which amount was duly deposited by USL), the bank should hold the amount in a suspense account and not deal with any of the secured assets including the shares until disposal of the original writ petition filed by USL before the High Court.

On 27 June 2019, a single judge bench of the High Court issued an order dismissing the writ petition filed by USL, amongst other things, on the basis that the matter involved an issue of breach of contract by USL and was therefore not maintainable in exercise of the court’s writ jurisdiction. USL filed an appeal against this order before a division bench of the High Court, which on 30 July 2019 issued an interim order directing the bank to not deal with any of the secured assets until the next date of hearing. On 13 January 2020, the division bench of the High Court admitted the writ appeal and extended the interim stay. This appeal is currently pending. Based on the assessment of USL’s management supported by external legal opinions, USL continues to believe that it has a strong case on the merits and therefore continues to believe that the secured assets will be released to USL and the aforesaid amount of INR 459 million (£4 million) remains recoverable from IDBI.

(f) Tax

The international tax environment has seen increased scrutiny and rapid change over recent years bringing with it greater uncertainty for multinationals. Against this backdrop, Diageo has been monitoring developments and continues to engage transparently with the tax authorities in the countries where Diageo operates to ensure that the group manages its arrangements on a sustainable basis.

The group operates in a large number of markets with complex tax and legislative regimes that are open to subjective interpretation, and for which tax audits can take several years to resolve. In the context of these operations, it is possible that tax exposures which have not yet materialised (including those which could arise as a result of tax assessments) may result in losses to the group. In the circumstances where tax authorities have raised assessments, challenging interpretations which may lead to a possible material outflow, these have been included as contingent liabilities. Where the potential tax exposures are known to us and have not been assessed, the group considers disclosure of such matters taking into account their size and nature, relevant regulatory requirements and potential prejudice of the future resolution or assessment thereof.
Diageo has a large number of ongoing tax cases in Brazil and India. Since assessing an accurate value of contingent liabilities in these markets requires a high degree of judgement, contingent liabilities are disclosed on the basis of the current known possible exposure from tax assessment values. While not all of these cases are individually significant, the current aggregate known possible exposure from tax assessment values is up to approximately £616 million for Brazil and up to approximately £90 million for India. The group believes that the likelihood that the tax authorities will ultimately prevail is lower than probable but higher than remote. Due to the fiscal environment in Brazil and in India, the possibility of further tax assessments related to the same matters cannot be ruled out and the judicial processes may take extended periods to conclude. Based on its current assessment, Diageo believes that no provision is required in respect of these issues.

Payments were made under protest in India in respect of the periods 1 April 2006 to 31 March 2019 in relation to tax assessments where the risk is considered to be remote or possible. These payments have to be made in order to be able to challenge the assessments and as such have been recognised as a receivable in the group's balance sheet. The total amount of payments under protest recognised as a receivable as at 30 June 2023 is £116 million (corporate tax payments of £104 million and indirect tax payments of £12 million).

(g) Other disputes
On 31 May 2023, a complaint against Diageo North America, Inc (DNA) was filed in the Supreme Court of New York by Combs Wine and Spirits LLC (an entity associated with Mr Sean Combs) alleging, inter alia, breach of contract in respect of a joint venture agreement related to DeLeón tequila. DNA has also served notice of material breaches and termination to Mr Combs and his relevant associated entities of certain agreements related to services provided by Mr Combs and these entities in respect of Cîroc, and notice of material breaches and an intent to arbitrate in respect of the DeLeón joint venture agreement. Diageo categorically denies the allegations that have been made by Mr Combs and his associated parties in the complaint and will defend itself vigorously. Diageo will refrain from making any further disclosures given the inherent uncertainties of these matters and the prejudicial nature any such disclosures may have on the potential outcomes related thereto or other associated matters.

(h) Other
The group has extensive international operations and routinely makes judgements on a range of legal, customs and tax matters which are incidental to the group's operations. Some of these judgements are or may become the subject of challenges and involve proceedings, the outcome of which cannot be foreseen. In particular, the group is currently a defendant in various customs proceedings that challenge the declared customs value of products imported by certain Diageo companies. Diageo continues to defend its position vigorously in these proceedings.

Save as disclosed above, neither Diageo, nor any member of the Diageo group, is or has been engaged in, nor (so far as Diageo is aware) is there pending or threatened by or against it, any legal or arbitration proceedings which may have a significant effect on the financial position of the Diageo group.

16. Related party transactions

The group’s significant related parties are its associates, joint ventures, key management personnel and post employment benefit plans.

In October 2022, Diageo plc provided an interim credit facility to Diageo Pension Trust Limited, consisting of £850 million for the Diageo Pension Scheme, to support temporary liquidity challenges until 29 December 2022. In December 2022, the maturity date was extended to 29 June 2023. The facility amount was reduced on 22 May 2023 to £350 million and on 14 June 2023 the maturity date was extended to 11 October 2023. The facility was subsequently cancelled on 25 July 2023.

There were no transactions with these related parties during the year ended 30 June 2023 on terms other than those that prevail in arm’s length transactions.

17. Post balance sheet events

Starting 1 July 2023, in line with reporting requirements the functional currency of Diageo plc has changed from sterling to US dollar which is applied prospectively. This is because the group's share of net sales and expenses in the US and other countries whose currencies correlate closely with the US dollar has been increasing over the years, and that trend is expected to continue in line with the group's strategic focus. Diageo has also decided to change its presentation currency to US dollar with effect from 1 July 2023, applied retrospectively, as it believes that this change will provide better alignment of the reporting of performance with its business exposures.

Diageo will propose adopting new Articles of Association (New Articles) at the AGM to be held on 28 September 2023 which reflects the change in the functional currency of Diageo plc and presentation currency of the group from sterling to US dollar. The New Articles shall, among other things, empower the Board to declare and/or pay dividends in any currency or currencies and enable the Board to make provisions for shareholders to receive dividends in a different currency to the currency in which dividends were declared. Subject to the approval of the New Articles by shareholders at the AGM and commencing with the interim dividend that is expected to be declared in January 2024, Diageo’s future dividends will be declared in US dollar. Holders of ordinary shares will continue to receive their dividends in sterling but will have the option to elect to receive it in US dollar. Holders of ADRs will continue to receive dividends in US dollar.

On 31 July 2023, the Board approved plans for a further return of capital programme of $1.0 billion to shareholders.

Additional information

Explanatory notes

Comparisons are to the year ended 30 June 2022 (2022) unless otherwise stated. Unless otherwise stated, percentage movements given throughout this document for volume, sales, net sales, marketing spend, operating profit and operating margin are organic movements after retranslating current period reported numbers at prior period exchange rates and after adjusting for the effect of exceptional operating items and acquisitions and disposals, excluding fair value remeasurements.

This document includes names of Diageo’s products which constitute trademarks or trade names which Diageo owns or which others own and license to Diageo for use.

Definitions and reconciliation of non-GAAP measures to GAAP measures

Diageo’s strategic planning process is based on certain non-GAAP measures, including organic movements. These non-GAAP measures are chosen for planning and reporting, and some of them are used for incentive purposes. The group’s management believes that these measures provide valuable additional information for users of the financial statements in understanding the group’s performance. These non-GAAP measures should be viewed as complementary to, and not replacements for, the comparable GAAP measures and reported movements therein.

It is not possible to reconcile the forecast tax rate before exceptional items, forecast organic net sales growth and forecast organic operating profit growth to the most comparable GAAP measure as it is not possible to predict, without unreasonable effort, with reasonable certainty, the future impact of changes in exchange rates, acquisitions and disposals and potential exceptional items.

Volume

Volume is a performance indicator that is measured on an equivalent units basis to nine-litre cases of spirits. An equivalent unit represents one nine-litre case of spirits, which is approximately 272 servings. A serving comprises 33ml of spirits, 165ml of wine, or 330ml of ready to drink or beer. Therefore, to convert volume of products other than spirits to equivalent units, the following guide has been used: beer in hectolitres, divide by 0.9; wine in nine-litre cases, divide by five; ready to drink and certain pre-mixed products that are classified as ready to drink in nine-litre cases, divide by ten.

Organic movements

Organic information is presented using sterling amounts on a constant currency basis excluding the impact of exceptional items, certain fair value remeasurement, hyperinflation and acquisitions and disposals. Organic measures enable users to focus on the performance of the business which is common to both years and which represents those measures that local managers are most directly able to influence.

Calculation of organic movements
The organic movement percentage is the amount in the row titled ‘Organic movement’ in the tables below, expressed as a percentage of the relevant absolute amount in the row titled ‘2022 adjusted’. Organic operating margin is calculated by dividing operating profit before exceptional items by net sales after excluding the impact of exchange rate movements, certain fair value remeasurements, hyperinflation and acquisitions and disposals.

(a) Exchange rates

Exchange in the organic movement calculation reflects the adjustment to recalculate the reported results as if they had been generated at the prior period weighted average exchange rates.

Exchange impacts in respect of the external hedging of intergroup sales by the markets in a currency other than their functional currency and the intergroup recharging of services are also translated at prior period weighted average exchange rates and are allocated to the geographical segment to which they relate. Residual exchange impacts are reported as part of the Corporate segment. Results from hyperinflationary economies are translated at forward-looking rates.

(b) Acquisitions and disposals

For acquisitions in the current period, the post-acquisition results are excluded from the organic movement calculations. For acquisitions in the prior period, post-acquisition results are included in full in the prior period but are included in the organic movement calculation from the anniversary of the acquisition date in the current period. The acquisition row also eliminates the impact of transaction costs that have been charged to operating profit in the current or prior period in respect of acquisitions that, in management’s judgement, are expected to be completed.

Where a business, brand, brand distribution right or agency agreement was disposed of or terminated in the reporting period, the group, in the organic movement calculations, excludes the results for that business from the current and prior period. In the calculation of operating profit, the overheads included in disposals are only those directly attributable to the businesses disposed of, and do not result from subjective judgements of management.

(c) Exceptional items

Exceptional items are those that in management’s judgement need to be disclosed separately. Such items are included within the income statement caption to which they relate, and are excluded from the organic movement calculations. Management believes that that separate disclosure of exceptional items and the classification between operating and non-operating items further helps investors to understand the performance of the group. Changes in estimates and reversals in relation to items previously recognised as exceptional are presented consistently as exceptional in the current year.

Exceptional operating items are those that are considered to be material and unusual or non-recurring in nature and are part of the operating activities of the group, such as one-off global restructuring programmes which can be multi-year, impairment of intangible assets and fixed assets, indirect tax settlements, property disposals and changes in post employment plans.

Gains and losses on the sale or directly attributable to a prospective sale of businesses, brands or distribution rights, step up gains and losses that arise when an investment becomes an associate or an associate becomes a subsidiary and other material, unusual non-recurring items that are not in respect of the production, marketing and distribution of premium drinks, are disclosed as exceptional non-operating items below operating profit in the income statement.

Exceptional current and deferred tax items comprise material and unusual or non-recurring items that impact taxation. Examples include direct tax provisions and settlements in respect of prior years and the remeasurement of deferred tax assets and liabilities following tax rate changes.

(d) Fair value remeasurement

Fair value remeasurement in the organic movement calculation reflects an adjustment to eliminate the impact of fair value changes in biological assets, earn-out arrangements that are accounted for as remuneration and fair value changes relating to contingent consideration liabilities and equity options that arose on acquisitions recognised in the income statement.

Growth on a constant basis
Growth on a constant basis is a measure used by the group to understand the trends of the business and its recovery towards pre-Covid-19 performance.

2019 to 2023 growth on a constant basis for volume, sales, net sales and operating profit before exceptional items is calculated by adding up the respective periods’ organic movement in the row titled ‘Organic movement’ in the tables below, expressed as a percentage of the relevant absolute amount in the row titled '2019 adjusted’. The most comparable GAAP financial measure is '2019 to 2023 reported movement %' in the tables below which is calculated by combining the reported movements for the respective periods, expressed as a percentage of the 2019 reported amount.

Adjustment in respect of hyperinflation
The group's experience is that hyperinflationary conditions result in price increases that include both normal pricing actions reflecting changes in demand, commodity and other input costs or considerations to drive commercial competitiveness, as well as hyperinflationary elements and that for the calculation of organic movements, the distortion from hyperinflationary elements should be excluded.

Cumulative inflation over 100% (2% per month compounded) over three years is one of the key indicators within IAS 29 to assess whether an economy is deemed to be hyperinflationary. As a result, the definition of 'Organic movements' includes price growth in markets deemed to be hyperinflationary economies, up to a maximum of 2% per month while also being on a constant currency basis. Corresponding adjustments have been made to all income statement related lines in the organic movement calculations.

In the tables presenting the calculation of organic movements, 'hyperinflation' is included as a reconciling item between reported and organic movements and that also includes the relevant IAS 29 adjustments.

Organic movement calculations for the year ended 30 June 2023 were as follows:

	North America million	Europe million	Asia Pacific million	Latin America and Caribbean million	Africa million	Corporate million	Total million
Volume (equivalent units)
2019 reported	49.4	45.4	95.1	22.4	33.6	—	245.9
Disposals	(2.1)	(0.1)	—	—	(2.7)	—	(4.9)
2019 adjusted	47.3	45.3	95.1	22.4	30.9	—	241.0
Organic movement (2020)	0.1	(5.2)	(14.5)	(3.4)	(4.0)	—	(27.0)
Organic movement (2021)	5.1	2.9	7.0	4.1	4.8	—	23.9
Organic movement (2022)	1.4	8.5	6.6	4.0	4.0	—	24.5
2020, 2021 and 2022 movement on a constant basis	6.6	6.2	(0.9)	4.7	4.8	—	21.4

Volume (equivalent units)
2022 reported	54.8	51.2	94.2	27.1	35.7	—	263.0
Disposals(2)	—	(0.8)	(23.3)	—	(1.9)	—	(26.0)
2022 adjusted	54.8	50.4	70.9	27.1	33.8	—	237.0
Organic movement	(2.5)	0.1	3.9	(0.9)	(2.4)	—	(1.8)
Acquisitions and disposals(2)	0.1	0.8	6.0	—	1.3	—	8.2
2023 reported	52.4	51.3	80.8	26.2	32.7	—	243.4
Organic movement %	(5)	—	5	(3)	(7)	—	(1)

2019 to 2023 reported growth %	6	13	(15)	17	(3)	—	(1)
2019 to 2023 growth on a constant basis %	9	14	3	17	8	—	8

	North America £ million	Europe £ million	Asia Pacific £ million	Latin America and Caribbean £ million	Africa £ million	Corporate £ million	Total £ million
Sales
2022 reported	6,682	5,740	5,624	1,945	2,403	54	22,448
Exchange	(51)	(149)	(4)	(19)	(1)	—	(224)
Disposals(2)	—	(36)	(884)	—	(195)	—	(1,115)
Hyperinflation	—	(213)	—	—	—	—	(213)
2022 adjusted	6,631	5,342	4,736	1,926	2,207	54	20,896
Organic movement	(15)	553	317	132	71	33	1,091
Acquisitions and disposals(2)	23	22	225	6	156	—	432
Exchange	743	(205)	125	196	(48)	1	812
Hyperinflation	—	284	—	—	—	—	284
2023 reported	7,382	5,996	5,403	2,260	2,386	88	23,515
Organic movement %	—	10	7	7	3	61	5

	North America £ million	Europe £ million	Asia Pacific £ million	Latin America and Caribbean £ million	Africa £ million	Corporate £ million	Total £ million
Net sales
2019 reported	4,460	2,939	2,688	1,130	1,597	53	12,867
Exchange	(34)	(19)	1	4	(2)	2	(48)
Reclassification	—	—	—	(10)	—	—	(10)
Disposals	(75)	(1)	(1)	(1)	(91)	—	(169)
2019 adjusted	4,351	2,919	2,688	1,123	1,504	55	12,640
Organic movement (2020)	105	(358)	(423)	(169)	(200)	(16)	(1,061)
Organic movement (2021)	929	108	308	275	258	(18)	1,860
Organic movement (2022)	754	766	402	451	308	35	2,716
2020, 2021 and 2022 movement on a constant basis	1,788	516	287	557	366	1	3,515

Net sales
2022 reported	6,095	3,212	2,884	1,525	1,682	54	15,452
Exchange(1)	(46)	(44)	(8)	(16)	(1)	—	(115)
Disposals(2)	—	(29)	(137)	—	(130)	—	(296)
Hyperinflation	—	(71)	—	—	—	—	(71)
2022 adjusted	6,049	3,068	2,739	1,509	1,551	54	14,970
Organic movement	11	347	353	142	83	33	969
Acquisitions and disposals(2)	20	20	35	3	104	—	182
Exchange(1)	678	(41)	73	145	(39)	1	817
Hyperinflation	—	175	—	—	—	—	175
2023 reported	6,758	3,569	3,200	1,799	1,699	88	17,113
Organic movement %	—	11	13	9	5	61	6

2019 to 2023 reported growth %	52	21	19	59	6	66	33
2019 to 2023 growth on a constant basis %	41	30	24	62	30	62	35

	North America £ million	Europe £ million	Asia Pacific £ million	Latin America and Caribbean £ million	Africa £ million	Corporate £ million	Total £ million
Marketing
2022 reported	1,200	577	490	243	199	12	2,721
Exchange	(12)	5	(2)	(3)	(2)	(1)	(15)
Fair value remeasurement of contingent considerations, equity option and earn out arrangements	1	—	—	—	—	—	1
Disposals(2)	—	(1)	—	—	(9)	—	(10)
Hyperinflation	—	(6)	—	—	—	—	(6)
2022 adjusted	1,189	575	488	240	188	11	2,691
Organic movement	22	42	46	34	4	4	152
Acquisitions and disposals(2)	15	3	—	1	4	2	25
Exchange	134	(2)	12	21	(1)	2	166
Hyperinflation	—	17	—	—	—	—	17
2023 reported	1,360	635	546	296	195	19	3,051
Organic movement %	2	7	9	14	2	36	6

	North America £ million	Europe £ million	Asia Pacific £ million	Latin America and Caribbean £ million	Africa £ million	Corporate £ million	Total £ million
Operating profit before exceptional items
2019 reported							4,116
Disposal							(29)
2019 adjusted							4,087
Organic movement (2020)							(589)
Organic movement (2021)							627
Organic movement (2022)							995
2020, 2021 and 2022 movement on a constant basis							1,033

Operating profit before exceptional items
2022 reported	2,454	1,017	711	538	315	(238)	4,797
Exchange(1)	(31)	(13)	(5)	(14)	11	(30)	(82)
Fair value remeasurement of contingent considerations and equity option	(32)	(36)	—	8	—	—	(60)
Acquisitions and disposals(2)	6	(18)	(26)	—	(18)	—	(56)
Hyperinflation	—	(1)	—	—	—	—	(1)
2022 adjusted	2,397	949	680	532	308	(268)	4,598
Organic movement	(57)	103	200	62	37	(24)	321
Acquisitions and disposals(2)	(18)	(13)	5	—	27	(6)	(5)
Fair value remeasurement of contingent considerations, equity option and earn out arrangements	87	25	—	1	—	—	113
Exchange(1)	280	18	20	66	(152)	(28)	204
Hyperinflation	—	23	—	—	—	—	23
2023 reported	2,689	1,105	905	661	220	(326)	5,254
Organic movement %	(2)	11	29	12	12	(9)	7

Organic operating margin % (3)
2023	38.6	30.8	28.5	36.0	21.1	n/a	30.9
2022	39.6	30.9	24.8	35.3	19.9	n/a	30.7
Organic operating margin movement (bps)	(101)	(13)	363	72	126	n/a	15

2019 to 2023 reported growth %							28
2019 to 2023 growth on a constant basis %							33

(i)For the reconciliation of sales to net sales, see page 21.

(ii)Percentages and margin movements are calculated on rounded figures.

Notes: Information in respect of the organic movement calculations

(1)The impact of movements in exchange rates on reported figures for operating profit was principally in respect of the favourable exchange impact of the strengthening of the US dollar and Mexican peso against the sterling, partially offset by the weakening of the Nigerian naira, Ghanaian cedi and the Turkish lira.

(2)Acquisitions and disposals that had an effect on volume, sales, net sales, marketing and operating profit in the year ended 30 June 2023, are detailed on page 53.

(3)Organic operating margin calculated by dividing Operating profit before exceptional items by net sales.

In the year ended 30 June 2023, the acquisitions and disposals that affected volume, sales, net sales, marketing and operating profit were as follows, as per footnote (2) on the previous page:

	Volume	Sales	Net sales	Marketing	Operating profit
	EUm	£ million	£ million	£ million	£ million
Year ended 30 June 2022
Acquisitions
Chase Distillery	—	—	—	—	1
Lone River Ranch Water	—	—	—	—	6
	—	—	—	—	7
Disposals
USL Popular brands	(23.3)	(884)	(137)	—	(26)
Archers brand	(0.1)	(16)	(10)	—	(7)
Meta Abo Brewery	(0.3)	(16)	(12)	(1)	8
Picon brand	(0.7)	(20)	(19)	(1)	(12)
Guinness Cameroun S.A.	(1.6)	(179)	(118)	(8)	(26)
	(26.0)	(1,115)	(296)	(10)	(63)

Acquisitions and disposals	(26.0)	(1,115)	(296)	(10)	(56)

Year ended 30 June 2023
Acquisitions
Mr Black	—	8	7	3	(2)
Balcones Distilling	—	4	4	4	(12)
Mezcal Unión	—	8	4	3	(1)
21Seeds	0.1	9	8	8	(9)
Don Papa Rum	0.1	10	10	3	(15)
	0.2	39	33	21	(39)
Disposals
USL Popular brands	6.0	225	35	—	5
Archers brand	0.7	12	10	—	2
Guinness Cameroun S.A.	1.3	156	104	4	27
	8.0	393	149	4	34

Acquisitions and disposals	8.2	432	182	25	(5)

Earnings per share before exceptional items

Earnings per share before exceptional items is calculated by dividing profit attributable to equity shareholders of the parent company before exceptional items by the weighted average number of shares in issue.

Earnings per share before exceptional items for the years ended 30 June 2023 and 30 June 2022 are set out in the table below:

	2023	2022
	£ million	£ million
Profit attributable to equity shareholders of the parent company	3,734	3,249
Exceptional operating and non-operating items	294	405
Exceptional tax items and tax in respect of exceptional operating and non-operating items	(186)	(31)
Exceptional items attributable to non-controlling interests	(141)	(103)
Profit attributable to equity shareholders of the parent company before exceptional items	3,701	3,520

Weighted average number of shares	million	million
Shares in issue excluding own shares	2,264	2,318
Dilutive potential ordinary shares	7	7
Diluted shares in issue excluding own shares	2,271	2,325

	pence	pence
Basic earnings per share before exceptional items	163.5	151.9
Diluted earnings per share before exceptional items	163.0	151.4

Free cash flow

Free cash flow comprises the net cash flow from operating activities aggregated with the net cash received/paid for working capital loans receivable, cash paid or received for investments and the net cash expenditure paid for property, plant and equipment and computer software that are included in net cash flow from investing activities.

The remaining components of net cash flow from investing activities that do not form part of free cash flow, as defined by the group’s management, are in respect of the acquisition and sale of businesses and non-working capital loans to and from associates.

The group’s management regards a portion of the purchase and disposal of property, plant and equipment and computer software as ultimately non-discretionary since ongoing investment in plant, machinery and technology is required to support the day-to-day operations, whereas acquisition and sale of businesses are discretionary.

Where appropriate, separate explanations are given for the impacts of acquisition and sale of businesses, dividends paid and the purchase of own shares, each of which arises from decisions that are independent from the running of the ongoing underlying business.

Free cash flow reconciliations for the years ended 30 June 2023 and 30 June 2022 are set out in the table below:

	2023	2022
	£ million	£ million
Net cash inflow from operating activities	3,024	3,935
Disposal of property, plant and equipment and computer software	13	17
Purchase of property, plant and equipment and computer software	(1,180)	(1,097)
Movements in loans and other investments	(57)	(72)
Free cash flow	1,800	2,783

Operating cash conversion
Operating cash conversion is calculated by dividing cash generated from operations excluding cash inflows and outflows in respect of exceptional items, dividends received from associates, maturing inventories, provisions, other items and post employment payments in excess of the amount charged to operating profit by operating profit before depreciation, amortisation, impairment and exceptional operating items.

The measure is excluding any hyperinflation adjustment above the organic treatment of hyperinflationary economies. The ratio is stated at the budgeted exchange rates for the respective year and is expressed as a percentage.

Operating cash conversion for the years ended 30 June 2023 and 30 June 2022 were as follows:

	2023	2022
	£ million	£ million
Profit for the year	3,766	3,338
Taxation	970	1,049
Share of after tax results of associates and joint ventures	(370)	(417)
Net finance charges	594	422
Non-operating items	(328)	17
Operating profit	4,632	4,409
Exceptional operating items	622	388
Fair value remeasurement	(124)	(60)
Depreciation, amortisation and impairment(1)	496	489
Hyperinflation adjustment	(28)	(10)
Retranslation to budgeted exchange rates	(198)	27
	5,400	5,243

Cash generated from operations	4,779	5,212
Net exceptional cash paid(2)	25	15
Post employment payments less amounts included in operating profit(1)	25	89
Net movement in maturing inventories(3)	577	360
Provision movement	65	58
Dividends received from associates	(219)	(190)
Other items(1)	14	(53)
Hyperinflation adjustment	(29)	(22)
Retranslation to budgeted exchange rates	(198)	42
	5,039	5,511

Operating cash conversion	93.3%	105.1%

(1)Excluding exceptional items.
(2)Exceptional cash payments for winding down our Russian operations was £13 million (2022 – £13 million) and for Supply chain agility programme was £12 million (2022 - £nil). In the year ended 30 June 2022 exceptional cash payments for other donations were £2 million.
(3)Excluding non-cash movements such as exchange and the impact of acquisitions and disposals.

Return on average invested capital

Return on average invested capital is used by management to assess the return obtained from the group’s asset base and is calculated to aid evaluation of the performance of the business.

The profit used in assessing the return on average invested capital reflects operating profit before exceptional items attributable to equity shareholders of the parent company plus share of after tax results of associates and joint ventures after applying the tax rate before exceptional items for the fiscal year. Average invested capital is calculated using the average derived from the consolidated balance sheets at the beginning, middle and end of the year. Average capital employed comprises average net assets attributable to equity shareholders of the parent company for the year, excluding net post employment benefit assets/liabilities (net of deferred tax) and average net borrowings. This average capital employed is then aggregated with the average restructuring and integration costs net of tax, and goodwill written off to reserves at 1 July 2004, the date of transition to IFRS, to obtain the average total invested capital.

Calculations for the return on average invested capital for the years ended 30 June 2023 and 30 June 2022 are set out in the table below:

	2023	2022
	£ million	£ million
Operating profit	4,632	4,409
Exceptional operating items	622	388
Profit before exceptional operating items attributable to non-controlling interests	(173)	(192)
Share of after tax results of associates and joint ventures	370	417
Tax at the tax rate before exceptional items of 23.0% (2022 – 22.5%)	(1,294)	(1,173)
	4,157	3,849

Average net assets (excluding net post employment benefit assets/liabilities)	8,924	8,428
Average non-controlling interests	(1,638)	(1,641)
Average net borrowings	14,949	12,859
Average integration and restructuring costs (net of tax)	1,639	1,639
Goodwill at 1 July 2004	1,562	1,562
Average invested capital	25,436	22,847

Return on average invested capital	16.3%	16.8%

Adjusted net borrowings to adjusted EBITDA
Diageo manages its capital structure with the aim of achieving capital efficiency, providing flexibility to invest through the economic cycle and giving efficient access to debt markets at attractive cost levels. The group regularly assesses its debt and equity capital levels to enhance its capital structure by reviewing the ratio of adjusted net borrowings to adjusted EBITDA (earnings before exceptional operating items, non-operating items, interest, tax, depreciation, amortisation and impairment).

Calculations for the ratio of adjusted net borrowings to adjusted EBITDA for the years ended 30 June 2023 and 30 June 2022 are set out in the table below:

	2023	2022
	£ million	£ million
Borrowings due within one year	1,701	1,522
Borrowings due after one year	14,801	14,498
Fair value of foreign currency derivatives and interest rate hedging instruments	30	(73)
Lease liabilities	448	475
Less: Cash and cash equivalents	(1,439)	(2,285)
Net borrowings	15,541	14,137
Post employment benefit liabilities before tax	373	402
Adjusted net borrowings	15,914	14,539

Profit for the year	3,766	3,338
Taxation	970	1,049
Net finance charges	594	422
Depreciation, amortisation and impairment (excluding exceptional impairment)	496	492
Exceptional impairment	570	336
EBITDA	6,396	5,637
Exceptional operating items (excluding impairment)	52	49
Non-operating items	(328)	17
Adjusted EBITDA	6,120	5,703
Adjusted net borrowings to adjusted EBITDA	2.6	2.5

Tax rate before exceptional items

Tax rate before exceptional items is calculated by dividing the total tax charge before tax charges and credits in respect of exceptional items, by profit before taxation adjusted to exclude the impact of exceptional operating and non-operating items, expressed as a percentage. The measure is used by management to assess the rate of tax applied to the group’s operations before tax on exceptional items.

The tax rates from operations before exceptional and after exceptional items for the years ended 30 June 2023 and 30 June 2022 are set out in the table below:

	2023	2022
	£ million	£ million

Taxation on profit (a)	970	1,049
Tax in respect of exceptional items	129	31
Exceptional tax credit	57	—
Tax before exceptional items (b)	1,156	1,080

Profit before taxation (c)	4,736	4,387
Non-operating items	(328)	17
Exceptional operating items	622	388
Profit before taxation and exceptional items (d)	5,030	4,792

Tax rate after exceptional items (a/c)	20.5%	23.9%
Tax rate before exceptional items (b/d)	23.0%	22.5%

Other definitions

Volume share is a brand’s retail volume expressed as a percentage of the retail volume of all brands in its segment. Value share is a brand’s retail sales value expressed as a percentage of the retail sales value of all brands in its segment. Unless otherwise stated, share refers to value share.

Net sales are sales less excise duties. Diageo incurs excise duties throughout the world. In the majority of countries, excise duties are effectively a production tax which becomes payable when the product is removed from bonded premises and is not directly related to the value of sales. It is generally not included as a separate item on external invoices; increases in excise duties are not always passed on to the customer and where a customer fails to pay for a product received, the group cannot reclaim the excise duty. The group therefore recognises excise duty as a cost to the group.

Price/mix is the number of percentage points difference between the organic movement in net sales and the organic movement in volume. The difference arises because of changes in the composition of sales between higher and lower priced variants/markets or as price changes are implemented.

Shipments comprise the volume of products sold to Diageo’s immediate (first tier) customers. Depletions are the estimated volume of the onward sales made by Diageo's immediate customers. Both shipments and depletions are measured on an equivalent units basis.

References to emerging markets include Poland, Eastern Europe, Turkey, Latin America and Caribbean, Africa and Asia Pacific (excluding Australia, Korea and Japan).

References to reserve brands include, but are not limited to, Johnnie Walker Blue Label, Johnnie Walker Green Label, Johnnie Walker Gold Label Reserve, Johnnie Walker Aged 18 Years, John Walker & Sons Collection and other Johnnie Walker super and ultra-premium brands; The Singleton, Cardhu, Talisker, Lagavulin, Oban and other malt brands; Buchanan’s Special Reserve, Buchanan’s Red Seal; Haig Club whisky; Copper Dog whisky; Roe & Co; Bulleit Bourbon, Bulleit Rye; Orphan Barrel whiskey; Balcones whisky and rum; Tanqueray No. TEN and Tanqueray Malacca gin; Aviation, Chase, Jinzu and Villa Ascenti gin; Cîroc, Ketel One vodka, Ketel One Botanical; Don Julio, Casamigos, DeLeón and 21Seeds tequila; Mezcal Unión mezcal; Zacapa, Bundaberg Master Distillers' Collection, Pampero Aniversario and Don Papa rum; Shui Jing Fang, Seedlip, Belsazar and Pierde Almas.

References to global giants include the following brand families: Johnnie Walker, Smirnoff, Captain Morgan, Baileys, Tanqueray and Guinness. Local stars include Buchanan’s, Bundaberg, Crown Royal, J&B, McDowell’s, Old Parr, Yenì Raki, Black & White, Shui Jing Fang, Windsor and Ypióca. Global giants and local stars exclude ready to drink, non-alcoholic variants and beer except Guinness. References to Shui Jing Fang represent total Chinese white spirits of which Shui Jing Fang is the predominant brand.

References to ready to drink also include ready to serve products, such as pre-mixed cans in some markets.

References to beer include cider, flavoured malt beverages and some non-alcoholic products such as Malta Guinness.

The results of Hop House 13 Lager are included in the Guinness figures.

There is no industry-agreed definition for price tiers and for data providers such as IWSR, definitions can vary by market. Diageo bases price tier definitions on a methodology that uses external metrics (including market pricing data from Nielsen, IRI etc., as well as the IWSR segmentation) for benchmarking and internal pricing metrics for a consistent segmentation.

References to the disposal of the USL Popular brands include non-exhaustively the Haywards, Old Tavern, White Mischief, Honey Bee, Green Label and Romanov brands.

References to the group include Diageo plc and its consolidated subsidiaries.

Cautionary statement concerning forward-looking statements

This document contains ‘forward-looking’ statements. These statements can be identified by the fact that they do not relate only to historical or current facts and may generally, but not always, be identified by the use of words such as “’will”, “anticipates”, “should”, “could”, “would”, “targets”, “aims”, “may”, “expects”, “intends” or similar expressions or statements. In this document, such statements include those that express forecasts, expectations, plans, outlook, objectives and projections with respect to future matters, including information related to Diageo’s fiscal 24 outlook, Diageo’s medium-term guidance for fiscal 23 to fiscal 25, Diageo’s supply chain agility programme, future TBA market share ambitions and any other statements relating to Diageo’s performance for the year ending 30 June 2024 or thereafter.

Forward-looking statements involve risk and uncertainty because they relate to events and depend on circumstances that will occur in the future. There is a number of factors that could cause actual results and developments to differ materially from those expressed or implied by these forward-looking statements, including factors that are outside Diageo's control, which include (but are not limited to): (i) economic, political, social or other developments in countries and markets in which Diageo operates, including macroeconomic events that may affect Diageo’s customers, suppliers and/or financial counterparties; (ii) the effects of climate change, or legal, regulatory or market measures intended to address climate change; (iii) changes in consumer preferences and tastes, including as a result of disruptive market forces, changes in demographics and evolving social trends (including any shifts in consumer tastes towards at-home occasions, premiumisation, small-batch craft alcohol, or lower or no alcohol products and/or developments in e-commerce); (iv) changes in the domestic and international tax environment that could lead to uncertainty around the application of existing and new tax laws and unexpected tax exposures; (v) changes in the cost of production, including as a result of increases in the cost of commodities, labour and/or energy due to inflation and/or supply chain disruptions; (vi) any litigation or other similar proceedings (including with tax, customs, competition, environmental, anti-corruption or other regulatory authorities); (vii) legal and regulatory developments, including changes in regulations relating to environmental issues and/or e-commerce; (viii) the consequences of any failure of internal controls; (ix) the consequences of any failure by Diageo or its associates to comply with anti-corruption, sanctions, trade restrictions or similar laws and regulations, or any failure of Diageo’s related internal policies and procedures to comply with applicable law or regulation; (x) Diageo’s ability to make sufficient progress against or achieve its ESG ambitions; (xi) cyber-attacks and IT threats or any other disruptions to core business operations; (xii) contamination, counterfeiting or other circumstances which could harm the level of customer support for Diageo’s brands and adversely impact its sales; (xiii) Diageo’s ability to maintain its brand image and corporate reputation or to adapt to a changing media environment; (xiv) fluctuations in exchange rates and/or interest rates; (xv) Diageo’s ability to derive the expected benefits from its business strategies, including Diageo’s investments in e-commerce and its luxury portfolio; (xvi) increased competitive product and pricing pressures, including as a result of introductions of new products or categories that are competitive with Diageo’s products and consolidations by competitors and retailers; (xvii) increased costs for, or shortages of, talent, as well as labour strikes or disputes; (xviii) movements in the value of the assets and liabilities related to Diageo’s pension plans; (xix) Diageo’s ability to renew supply, distribution, manufacturing or licence agreements (or related rights) and licences on favourable terms, or at all, when they expire; or (xx) any failure by Diageo to protect its intellectual property rights.

All oral and written forward-looking statements made on or after the date of this document and attributable to Diageo are expressly qualified in their entirety by the cautionary statements contained or referred to in this section. Further details of potential risks and uncertainties affecting Diageo are described in our filings with the London Stock Exchange and the US Securities and Exchange Commission (SEC), including in our Annual Report for the year ended 30 June 2022 and in our Annual Report on Form 20-F for the year ended 30 June 2022.

Any forward-looking statements made by or on behalf of Diageo speak only as of the date they are made. Diageo expressly disclaims any obligation or undertaking to publicly update or revise these forward-looking statements other than as required by applicable law. The reader should, however, consult any additional disclosures that Diageo may make in any documents which it publishes and/or files with the SEC.

This document includes names of Diageo’s products, which constitute trademarks or trade names which Diageo owns, or which others own and license to Diageo for use. All rights reserved. © Diageo plc 2023.

Statement of directors’ responsibilities

The responsibility statement set out below has been prepared in connection with (and will be set out in) the Annual Report and consolidated financial statements for the year ended 30 June 2023, which will be published on 3 August 2023 (and which can be found thereafter at www.diageo.com).

The Directors consider that the Annual Report and consolidated financial statements, taken as a whole, is fair, balanced and understandable and provides the information necessary for shareholders to assess the group's and parent company's position and performance, business model and strategy.

Each of the Directors of Diageo plc confirms that, to the best of his or her knowledge:

-
the consolidated financial statements contained in the Annual Report for the year ended 30 June 2023, which have been prepared in accordance with the requirements of (i) the Companies Act 2006, (ii) the UK-adopted international accounting standards, (iii) IFRSs adopted by the IASB and (iv) the IFRSs adopted pursuant to Regulation (EC) No 1606/2002 as it applies in the European Union, give a true and fair view of the assets, liabilities, financial position and profit and loss of the group; and

-
the Strategic Report contained in the annual report and accounts for the year ended 30 June 2023 includes a fair review of the development and performance of the business and the position of the group and parent company, together with a description of the principal risks and uncertainties that they face.

The Directors of Diageo plc are as follows: Javier Ferrán (Chairman), Debra Crew (Chief Executive), Lavanya Chandrashekar (Chief Financial Officer), Susan Kilsby (Senior Independent Director and Chair of the Remuneration Committee), Alan Stewart (Non-Executive Director and Chairman of the Audit Committee) and Non-Executive Directors: Melissa Bethell, Karen Blackett, Valérie Chapoulaud-Floquet, Sir John Manzoni, Lady Mendelsohn and Ireena Vittal.
Webcast and presentation slides

At 07:15 (UK time) on Tuesday 1 August 2023, Debra Crew, Chief Executive and Lavanya Chandrashekar, Chief Financial Officer will present Diageo’s preliminary results as a webcast. This will be available to view at www.diageo.com. The presentation slides and script will also be available to download at this time.

Live Q&A conference call

Debra Crew and Lavanya Chandrashekar will be hosting a Q&A conference call on Tuesday 1 August 2023 at 09:30 (UK time). If you would like to listen to the call or ask a question, please use the dial in details below.

From the UK:	+44 (0) 20 3936 2999
From the UK (free call):	0800 358 1035
From the USA:	+1 646 787 9445
From the USA (free call):	+1 855 979 6654

The conference call is for analysts and investors only. To join the call please use the conference ID code already sent to you or email investor.relations@diageo.com.

Transcript and recording

Following the Q&A conference call, a transcript and recording will be available from the link below:

https://www.diageo.com/en/investors/results-reports-and-presentations

Investor enquiries to:	Durga Doraisamy	+44 (0) 79 021 26906
	Andy Ryan	+44 (0) 78 038 54842
	Brian Shipman	+1 917 710 3007
investor.relations@diageo.com

Media enquiries to:	Dominic Redfearn	+44 (0) 79 719 77759
	Clare Cavana	+44 (0) 77 517 42072
	Isabel Batchelor	+44 (0) 77 319 88857
press@diageo.com

Diageo plc LEI: 213800ZVIELEA55JMJ32

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Diageo plc
(Registrant)

Date: 01 August 2023

By:___/s/ James Edmunds

James Edmunds
Deputy Company Secretary